     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 21, 1998

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                        GULFSTREAM AEROSPACE CORPORATION
             (Exact name of registrant as specified in its charter)

                           DELAWARE                                                       13-3554834
               (State or other jurisdiction of                                         (I.R.S. Employer
                incorporation or organization)                                      Identification Number)

                         ------------------------------

                                 P.O. BOX 2206
                              500 GULFSTREAM ROAD
                          SAVANNAH, GEORGIA 31402-2206
                                 (912) 965-3000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                                 CHRIS A. DAVIS
                        GULFSTREAM AEROSPACE CORPORATION
                                 P.O. BOX 2206
                              500 GULFSTREAM ROAD
                          SAVANNAH, GEORGIA 31402-2206
                                 (912) 965-3000
            (Name, address including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

    COPIES OF ALL COMMUNICATIONS, INCLUDING COMMUNICATIONS SENT TO AGENT FOR
                          SERVICE, SHOULD BE SENT TO:

                  LOIS HERZECA, ESQ.                                 ROBERT W. REEDER, III, ESQ.
           FRIED, FRANK, HARRIS, SHRIVER &                               SULLIVAN & CROMWELL
                       JACOBSON                                            125 Broad Street
                  One New York Plaza                                New York, New York 10004-2498
               New York, New York 10004                                     (212) 558-4000
                    (212) 859-8000

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                         ------------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"); other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                              PROPOSED            PROPOSED
                                                                              MAXIMUM             MAXIMUM
         TITLE OF EACH CLASS OF SECURITIES              AMOUNT TO BE          OFFERING       AGGREGATE OFFERING      AMOUNT OF
                  TO BE REGISTERED                      REGISTERED(1)    PRICE PER SHARE(2)       PRICE(2)        REGISTRATION FEE
Common Stock, par value $.01........................  20,700,000 shares        $43.47         $899,829,000.00       $265,450.00

(1) A portion of the shares to be registered represents shares that are to be offered outside of the United States but that may be resold from time to time in the United States. Such shares are not being registered for the purposes of sales outside the United States. Includes up to 2,700,000 shares subject to the Underwriters' over-allotment options.

(2) Calculated pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low prices of the Common Stock as reported on the New York Stock Exchange Composite Tape for April 14, 1998, solely for purposes of determining the registration fee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED APRIL 21, 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                               18,000,000 SHARES

                                     [LOGO]

                        GULFSTREAM AEROSPACE CORPORATION

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                            ------------------------

    Of the 18,000,000 shares of Common Stock offered, 14,400,000 shares are being offered hereby in the United States and 3,600,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

    All of the shares of Common Stock offered hereby are being sold by the Selling Stockholders. See "Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares.

    The last reported sale price of the Common Stock, which is listed under the symbol "GAC," on the New York Stock Exchange on April 20, 1998 was $46.81 per share. See "Price Range of Common Stock and Dividend Policy".

    SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                               INITIAL PUBLIC          UNDERWRITING               PROCEEDS TO
                                               OFFERING PRICE           DISCOUNT(1)         SELLING STOCKHOLDERS(2)
                                            ---------------------  ---------------------  ---------------------------
Per Share.................................            $                      $                         $
Total(3)..................................            $                      $                         $

------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Estimated expenses of approximately $1,500,000 are payable by the Company.

(3) The Selling Stockholders have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 2,160,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Selling Stockholders have granted the International Underwriters a similar option to purchase up to an additional 540,000 shares, as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting discount, and proceeds to the Selling Stockholders will be
    $         , $         and $         , respectively. See "Underwriting".
                            ------------------------

    The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares
will be ready for delivery in New York, New York, on or about            , 1998
against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.

                      MERRILL LYNCH & CO.

                                            MORGAN STANLEY DEAN WITTER

               The date of this Prospectus is             , 1998.

                   [DESCRIPTION OF INSIDE FRONT COVER]


Photographs of Gulfstream V Aircraft, Cockpit, Hanger and Interior of Gulfstream V Aircraft.

                             AVAILABLE INFORMATION

    Gulfstream Aerospace Corporation (the "Company") is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 7th Floor, New York, New York 10048. Copies of such materials may also be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. The Commission also maintains a Web Site at http:// www.sec.gov, which contains reports and other information regarding registrants that file electronically with the Commission. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005, on which the Company's common stock, par value $.01 per share (the "Common Stock"), is listed.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of its Common Stock being offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997;

    2. The Company's Proxy Statement for its 1998 Annual Meeting of Stockholders, dated March 25, 1998;

    3. The description of the Common Stock of the Company, which is contained in the Company's Registration Statement on Form 8-A filed with the Commission on August 29, 1996;

    4.  The Company's Current Report on Form 8-K, dated February 10, 1998;

    5.  The Company's Current Report on Form 8-K, dated April 16, 1998; and

    6. All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offerings of the shares.

    The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company, P.O. Box 2206, 500 Gulfstream Road, Savannah, Georgia 31402-2206, Attention: Investor Relations, telephone: (912) 965-3000.

                            ------------------------

    Any statement contained in a document or a portion thereof which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document or portion thereof which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERINGS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS, (I) GIVES EFFECT TO THE REPURCHASE OF ALL OF THE OUTSTANDING PREFERRED STOCK AND THE EXCHANGE, REDESIGNATION AND 1.5-FOR-1 STOCK SPLIT OF THE COMMON STOCK, WHICH OCCURRED IN OCTOBER 1996 (COLLECTIVELY, THE "1996 RECAPITALIZATION"), (II) ASSUMES THAT THE OVER-ALLOTMENT OPTIONS GRANTED TO THE UNDERWRITERS ARE NOT EXERCISED, (III) ASSUMES THE SALE OF COMMON STOCK IN THE OFFERINGS AT $46.81 PER SHARE, AND (IV) ASSUMES THE ISSUANCE OF 2,911,077 SHARES OF COMMON STOCK BY THE COMPANY TO CERTAIN SELLING STOCKHOLDERS PURSUANT TO THE EXERCISE OF OUTSTANDING OPTIONS AND THE SALE OF SUCH SHARES IN THE OFFERINGS. UNLESS THE CONTEXT REQUIRES OTHERWISE, REFERENCES TO THE COMPANY OR GULFSTREAM REFER TO GULFSTREAM AEROSPACE CORPORATION, ITS PREDECESSORS AND ITS SUBSIDIARIES AND REFERENCES TO "COMMON STOCK" REFER TO THE COMMON STOCK, PAR VALUE $0.01 PER SHARE, OF GULFSTREAM AEROSPACE CORPORATION. REFERENCES IN THIS PROSPECTUS TO (I) MILES ARE TO NAUTICAL MILES; ONE NAUTICAL MILE IS EQUAL TO 1.15 STATUTE MILES; AND (II) FISCAL YEARS ARE TO THE FISCAL YEAR OF THE COMPANY ENDED DECEMBER 31 OF THE YEAR SPECIFIED (e.g. FISCAL 1997 REFERS TO THE YEAR ENDED DECEMBER 31, 1997).

                                  THE COMPANY

OVERVIEW

    Gulfstream Aerospace Corporation is recognized worldwide as a leading designer, developer, manufacturer and marketer of the most technologically advanced intercontinental business jet aircraft. Since 1966, when the Company created the large cabin business jet category with the introduction of the Gulfstream II, the Company has dominated this market segment, capturing a cumulative market share of approximately 60%. The Company has manufactured and sold over 1,000 large cabin business aircraft since the introduction of the Gulfstream product line in 1958.

    The Company has developed a broad range of aircraft products to meet the aviation needs of its targeted customers (which include national and multinational corporations, governments, governmental agencies, heads of state and wealthy individuals). See "Business--Customers and Marketing". The Company's current principal aircraft products are the Gulfstream
IV-SP-Registered Trademark-, the Gulfstream V-Registered Trademark- and Gulfstream Shares-Registered Trademark- (fractional ownership interests in Gulfstream IV-SPs). As an integral part of its aircraft product offerings, the Company offers aircraft completions (exterior painting of the aircraft and the installation of customer selected interiors), financial services and worldwide aircraft maintenance services and technical support.

    Since 1994, Gulfstream has significantly increased its profitability and market share by broadening its product offerings, increasing its production capacity and reducing its cost structure. In 1997, the Company's revenues grew by 79%, to $1,903 million, from $1,064 million in 1996, and operating profit increased nearly fivefold to $229 million in 1997 from $50 million in 1996. At March 31, 1998, Gulfstream had a firm contract backlog for 88 aircraft, valued at approximately $2.8 billion. During the quarter ended March 31, 1998, the Company also signed a contract valued at approximately $335 million (which is not included in backlog) for 12 Gulfstream IV-SPs to expand its highly successful fractional ownership program into the Middle East. Including this contract, the Company had a total of 100 aircraft, valued at approximately $3.1 billion of potential future revenues, under contract.

BUSINESS STRATEGY

    Gulfstream's strategy is to continue to dominate the large cabin, long range business jet market and expand the Company's customer base by offering the most technologically advanced business aircraft and a broad range of complementary transportation services. With the completion of the $285 million Gulfstream V development program, the Company has introduced the world's first ultra-long range business aircraft and received the 1997 Robert J. Collier Trophy for outstanding aeronautical achievement. The performance and first-to-market advantages of the Gulfstream V, as well as the continuing popularity of the Gulfstream IV-SP, have created exceptional demand for the Company's products, with 100 aircraft currently under contract.

    In order to capitalize on the Company's strong product demand and meet its customers' growing transportation needs, Gulfstream has been and will continue to (i) expand its production capacity, (ii) increase the breadth of its products and services and (iii) invest in product innovation. The Company's co-production strategy is successfully underway, with production nearly doubling from 27 aircraft in 1996 to 51 in 1997. Through ongoing productivity improvements, Gulfstream plans to deliver 58 aircraft in 1998 and in excess of 60 aircraft in 1999, without adding to its existing physical plant. Since 1995, the Company has also successfully expanded its product offerings to include Gulfstream Shares, with total aircraft ordered to date of 29 in North America and 12 overseas, and Gulfstream Financial Services, which facilitated financing for over $550 million of new and pre-owned aircraft sales in 1996 and 1997. The Company plans to continue to introduce new products and services in order to grow its revenue and customer base, as well as invest in research and development to maintain its leadership position in the marketplace.

    With the Gulfstream V development program now complete and the Company's co-production program successfully underway, Gulfstream is poised for significant earnings growth. As the Company continues to increase its deliveries, enhance its manufacturing productivity and leverage its fixed costs, Gulfstream is targeting 70% growth in fully taxed earnings per share in 1998, to $2.85 per share, and 15% growth in 1999 and 2000. This targeted growth is supported by the Company's 100 aircraft contracts, representing $3.1 billion of future potential revenues. The Company is currently selling positions for outfitted deliveries of Gulfstream IV-SPs in the fourth quarter of 1999 and Gulfstream Vs in the first half of 2000.

MARKET LEADERSHIP

    GULFSTREAM IV-SP. The Gulfstream IV-SP continues to dominate the long range, large cabin busi-ness aircraft market, with 67 world records and a 62% market share over the last three years for aircraft with comparable performance and price. Worldwide demand for the aircraft remains strong, with 39 new orders in 1997, 41 aircraft in backlog at March 31, 1998 and an additional 12 aircraft under contract for the Middle East Shares program. The Gulfstream IV-SP has recorded more than 850,000 flight hours and a 99.2% dispatch reliability rate. Since the Company delivered the first Gulfstream IV in 1985, it has delivered a total of 333 Gulfstream IV/IV-SPs, establishing this product as the most successful long range, large cabin business aircraft in the history of business aviation.

    GULFSTREAM V. On April 11, 1997, Gulfstream received final FAA certification of the Gulfstream V, the world's first ultra-long range business jet. The Gulfstream V entered operational service in June 1997 and is still the only certified and operating ultra-long range product in the marketplace. The Gulfstream V has set 47 world and national records and met or exceeded all of its performance specifications. As confirmation of the product's innovative design and outstanding performance, the Gulfstream V received the 1997 Robert J. Collier Trophy for aeronautical achievement and was selected by the United States Air Force to provide intercontinental transportation for senior government officials and dignitaries. As of March 31, 1998, the Company had received a total of 90 orders for the Gulfstream V and, net of deliveries, had a contract backlog of 47 aircraft. To date, the Gulfstream V has achieved a 99.5% dispatch reliability rate, an impressive level for a new aircraft.

PRODUCTION EXPANSION AND PRODUCTIVITY

    PRODUCTION EXPANSION. To meet the strong demand for its products, Gulfstream has increased its production rate from 27 aircraft in 1996 to 51 in 1997 and is targeting 58 deliveries in 1998 and more than

60 in 1999. The Company plans to invest approximately $20 million of capital in 1998 to support its production expansion, with new tooling and business systems. To date, the Company's production rate is seven months ahead of schedule.

    QUALITY AND PRODUCTIVITY INITIATIVES. In 1997, Gulfstream initiated cross-functional teams to focus on quality and efficiency in product design, manufacturing and interior completions. Capitalizing on the collective expertise of Gulfstream's highly skilled workforce, the Company reduced the Gulfstream V's final assembly production time from 75 days to 30 days in just over six months and the total manufacturing hours per aircraft by nearly 50%. At the same time, the manufacturing process has been redesigned to give Gulfstream the flexibility to change its annual production mix between Gulfstream IV-SPs and Vs to respond to customer demand. Similar initiatives are underway in the completions area, with a goal to reduce the Company's completion cycle time by nearly 50% over the next twelve to eighteen months. Largely as a result of these efforts, Gulfstream expects gross margins (excluding pre-owned aircraft) to improve from 20% in 1997 to the mid-20s by the end of 1998.

    INTEGRATION OF PRODUCTION, COMPLETIONS AND SERVICE. In order to minimize duplicate costs and continue to improve manufacturing productivity, Gulfstream has combined the management of its green aircraft production, its interior completions and its service business. The Company currently outfits nearly 100% of its new aircraft interiors, up from 70% in 1990, and is targeting to almost double its completion deliveries in 1998. By integrating green aircraft production with completions, Gulfstream has the opportunity to build common customer configurations into the initial aircraft production line and significantly reduce rework and duplicate costs. In addition, this organization change enables the Company to maximize its engineering and material resources and negotiate better terms for its material and parts contracts through long-term supplier agreements.

EXPANDING PRODUCTS AND SERVICES

    As part of the Company's strategy to offer its customers a broad range of transportation services, Gulfstream has introduced a number of new products since 1995. These products have expanded the potential market for Gulfstream, as well as increased sales to existing customers.

    GULFSTREAM SHARES. In 1995, the Company introduced a Gulfstream IV-SP fractional share ownership program, Gulfstream Shares, in conjunction with Executive Jet International ("EJI"). Gulfstream Shares provides customers with the benefits of Gulfstream aircraft ownership at a substantially lower cost and has significantly increased Gulfstream's potential customer base. Over 60% of the current Shares customers are either first time buyers of an aircraft or are trading up to the Gulfstream IV-SP from a smaller aircraft program. To date, the Company has contracted to deliver 27 Gulfstream IV-SPs and two Gulfstream Vs in connection with the program. Twelve of these aircraft are already in service and 17 are scheduled for delivery through 2000. EJI also has an option to purchase two more Gulfstream IV-SPs. In addition, Gulfstream signed a firm contract in March 1998 with a group of Middle East investors for 12 Gulfstream IV-SPs, which will be delivered over the next five years for a Middle East fractional ownership program.

    GULFSTREAM FINANCIAL SERVICES. Gulfstream Financial Services Corporation ("GFSC") offers customers a variety of financing alternatives to facilitate the purchase of a new aircraft. By providing its customers access to capital, GFSC serves to expedite and increase the sale of new and pre-owned aircraft. This program is offered through private label relationships with major financial institutions, which manage and bear the credit risk of these financing packages. GFSC facilitated financing for over $550 million of new and pre-owned aircraft sales in 1996 and 1997.

    GULFSTREAM CHARTER AND AIRCRAFT MANAGEMENT SERVICES. The Company has developed Gulfstream Charter Services to provide its customers with easy access to the Gulfstream charter market. The program helps customers meet their interim and supplemental lift requirements by connecting potential

Gulfstream charter customers with operators through a private label relationship with a charter services manager. In addition, Gulfstream expects to finalize an agreement with a third party provider to offer Gulfstream Management Services, an outsourcing program for the management of a Gulfstream aircraft. Through this service, individual and corporate owners of Gulfstream aircraft can receive aircrew, dispatch and maintenance management services directly through Gulfstream.

    GULFSTREAM OPERATING LEASE. The Company is in the process of developing a Gulfstream operating lease program. This program, which is expected to include third party participation, would provide an important vehicle for new Gulfstream aircraft sales, offer customers an additional solution for their interim aircraft operating needs and introduce customers with less initial capital to Gulfstream's product offerings. Gulfstream will market the leases, provide maintenance services and share in the operating lease profits. The Company expects this product to have significant international as well as domestic potential.

    GULFSTREAM SERVICECARE-SM-. To provide predictability and security to the cost of maintaining new Gulfstream IV-SPs, the Company introduced the ServiceCare program in 1997. This product offers customers a guaranteed hourly service program which covers all scheduled and unscheduled maintenance events. Gulfstream provides the maintenance services for the customer aircraft and a third party is responsible for the risk management and administration of the program through a private label agreement.

ONGOING PRODUCT INNOVATION AND INVESTMENT

    Gulfstream is just beginning to reap the benefits of its $285 million investment in the Gulfstream V development program, with 1997 being the first full year of Gulfstream V deliveries. The Company plans to continue to focus its research and development on maintaining Gulfstream's position as a market leader at the forefront of technology. Currently, research and development funds are being invested to reduce the manufacturing and operating costs of the Gulfstream IV-SP and the Gulfstream V. Over the longer term, the Company plans to apply cost effective Gulfstream V enhancements to the Gulfstream IV-SP, increase the cockpit commonality of the two products and further upgrade their respective avionics and electronics packages as technology progresses. In total, the Company plans to invest approximately $60 million in research and development over the next three years in support of these efforts.

    In addition, Gulfstream is investing in new products and services. The Company has invested approximately $60 million in the core fleet aircraft of its North American Gulfstream Shares program and has committed to invest an estimated $40 million for core fleet to support the Middle East Shares expansion. Over the long term, Gulfstream plans to explore additional Shares programs, including Gulfstream V and Far East products, and invest in additional services and strategic partnerships which support the Company's earnings growth.

PRINCIPAL STOCKHOLDERS

    In March 1990, the Gulfstream business was acquired from Chrysler Corporation by certain partnerships (the "Forstmann Little Partnerships") formed by Forstmann Little & Co. ("Forstmann Little"). On October 16, 1996, the Company sold 4,559,100 shares of Common Stock, and the Forstmann Little Partnerships and certain other holders of Common Stock sold 37,940,900 shares of Common Stock in an initial public offering (the "Initial Public Offering"). The Forstmann Little Partnerships own approximately 43.2% of the currently outstanding shares of Common Stock (40.0% on a fully diluted basis). Shares of Common Stock to be sold pursuant to the Offerings will be sold by the Forstmann Little Partnerships, as well as by certain other holders of Common Stock and certain option holders (collectively, the Forstmann Little Partnerships and such holders of Common Stock and options are referred to as the "Selling Stockholders"). After the consummation of the Offerings, the Forstmann Little Partnerships will beneficially own approximately 22.0% of the Common Stock (21.2% on a fully diluted basis) or 18.9% (18.3% on a fully diluted basis), assuming that the Underwriters' over-allotment options are exercised in full. See "Selling Stockholders".

                               THE OFFERINGS (1)

Common Stock offered by the
  Selling Stockholders: (2)
    United States Offering........  14,400,000 shares
    International Offering........  3,600,000 shares
                                    --------------------
      Total.......................  18,000,000 shares

Common Stock to be outstanding
  after the Offerings.............  75,581,184 shares (2)(3)

Use of proceeds...................  The Company will not receive any of the proceeds from the sale of shares. In connection with the Offerings,
                                    certain current and former directors and employees of,
                                    and advisors to, the Company are expected to exercise
                                    stock options to purchase, in the aggregate,
                                    approximately 2,911,077 shares of Common Stock from the
                                    Company for an aggregate exercise price of approximately
                                    $28.7 million; all of such shares are expected to be
                                    sold by such Selling Stockholders in the Offerings. See
                                    "Use of Proceeds".

NYSE symbol.......................  GAC

------------------------

(1) The offering of 14,400,000 shares of Common Stock initially being offered in the United States (the "U.S. Offering") and the offering of 3,600,000 shares of Common Stock initially being offered outside the United States (the "International Offering") are collectively referred to as the "Offerings". The underwriters for the U.S. Offering (the "U.S. Underwriters") and the underwriters for the International Offering (the "International Underwriters") are collectively referred to as the "Underwriters".

(2) Assumes that the Underwriters' over-allotment options are not exercised. See "Underwriting".

(3) Based on the number of shares outstanding on March 31, 1998, plus 2,911,077 shares of Common Stock to be issued simultaneously with or immediately prior to the consummation of the Offerings upon exercise of outstanding stock options, which shares will be sold in the Offerings. Does not include 2,938,194 shares issuable upon the exercise of additional outstanding stock options.

                                  RISK FACTORS

    Prospective purchasers of the Common Stock should carefully consider the factors set forth under "Risk Factors" as well as the other information set forth or incorporated by reference in this Prospectus.

                             SUMMARY FINANCIAL DATA

    The consolidated financial data of the Company as of and for each of the five years in the period ended December 31, 1997, has been derived from the Company's audited consolidated financial statements. The consolidated financial data as of and for the three months ended March 31, 1997 and 1998, has been derived from the unaudited consolidated financial statements of the Company that, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of its financial condition and results of operations as of such dates and for such periods. The results for the three months ended March 31, 1998, are not necessarily indicative of the results that may be expected for the full year. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto, incorporated herein by reference.

                                                                                                          THREE MONTHS
                                                          YEAR ENDED DECEMBER 31,                       ENDED MARCH 31,
                                         ---------------------------------------------------------  ------------------------
                                            1993       1994        1995        1996        1997        1997         1998
                                         ----------  ---------  ----------  ----------  ----------  -----------  -----------

                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues...........................  $  887,113  $ 901,638  $1,041,514  $1,063,713  $1,903,494   $ 375,626    $ 503,407
                                         ----------  ---------  ----------  ----------  ----------  -----------  -----------
Costs and expenses:
  Cost of sales........................     737,361    710,554     835,547     839,254   1,557,250     305,152      404,069
  Selling and administrative
    expenses...........................      97,011     82,180      93,239      99,452      97,499      22,615       25,942
  Stock option compensation expense....                                          7,186       1,640         522          329
  Research and development expense.....      47,990     57,438      63,098      58,118      10,792      (1,520)       1,945
  Amortization of intangibles and
    deferred charges...................      27,613      7,583       7,540       9,434       7,347       1,820        1,876
  Restructuring charge(1)..............     203,911
                                         ----------  ---------  ----------  ----------  ----------  -----------  -----------
Total costs and expenses...............   1,113,886    857,755     999,424   1,013,444   1,674,798     328,589      434,161
Income (loss) from operations..........    (226,773)    43,883      42,090      50,269     228,696      47,037       69,246
  Interest income......................         486        367       5,508      14,605      11,532       3,123        2,522
  Interest expense.....................     (48,940)   (20,686)    (18,704)    (17,909)    (31,159)     (8,130)      (6,999)
                                         ----------  ---------  ----------  ----------  ----------  -----------  -----------
Income(loss) before income taxes.......    (275,227)    23,564      28,894      46,965     209,069      42,030       64,769
Income tax expense (benefit)(2)........          --         --          --          --     (33,942)      2,000       24,288
                                         ----------  ---------  ----------  ----------  ----------  -----------  -----------
  Net income (loss)....................  $ (275,227) $  23,564  $   28,894  $   46,965  $  243,011   $  40,030    $  40,481
                                         ----------  ---------  ----------  ----------  ----------  -----------  -----------
                                         ----------  ---------  ----------  ----------  ----------  -----------  -----------

Earnings per share:
  Net income per share--basic(3).......                         $      .39  $      .64  $     3.28   $     .54    $     .56
                     --diluted(3)......                         $      .37  $      .60  $     3.12   $     .51    $     .54
Pro forma fully taxed earnings per
  share--diluted(4)....................                         $      .23  $      .37  $     1.68   $     .33    $     .54

------------------------------

(1) The Company recorded a charge for a restructuring plan based upon the Company's reassessment of its business plan and its products from which it has realized improved operating efficiencies, reduced costs, and increased overall profitability.

(2) The Company recorded a net income tax benefit of $33.9 million for 1997 and a provision for income taxes of $24.3 million for the three months ended March 31, 1998. Prior to September 30, 1997, the Company recorded no provision for income taxes, other than alternative minimum taxes, principally as a result of utilization of net operating loss carryforwards. In the third quarter of 1997, the Company released its deferred tax valuation allowance, totaling $94.2 million. Of this amount, $29.4 million related to the exercise of stock options and was credited to additional paid-in capital and $64.8 million was recorded as a one-time, non-cash income tax benefit. The Company had available at March 31, 1998 a net operating loss carryforward for regular federal income tax purposes of approximately $11.7 million, which will begin expiring in 2006.

(3) Net income per share ("EPS") information for 1995 and 1996 is based on historical unadjusted net income divided by pro forma weighted average number of shares. Shares included for basic EPS give retroactive effect to the 1996 Recapitalization, the shares issued to option holders upon the exercise of options at the date of the Initial Public Offering, and the shares issued pursuant to the Initial Public Offering (all of which are described in Note 10 to the consolidated financial statements incorporated herein by reference) as if such transactions had occurred at the beginning of the period. Diluted EPS further includes the effects of options granted in 1995 and 1996 as if such options had been outstanding for all periods presented. See also Note 14 to the consolidated financial statements, incorporated herein by reference, for a reconciliation of per share data.

(4) Pro forma fully taxed earnings per share--diluted is presented for the applicable periods assuming an estimated effective tax rate of 37.5%.

                                                                                                      THREE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                        MARCH 31,
                                           -------------------------------------------------------  ----------------------
                                             1993       1994       1995        1996        1997        1997        1998
                                           ---------  ---------  ---------  ----------  ----------  ----------  ----------

                                                                  (IN THOUSANDS, EXCEPT UNIT DATA)
BALANCE SHEET DATA (AT END OF PERIOD):
  Cash and cash equivalents..............  $   9,331  $  23,605  $ 223,312  $  233,172  $  306,451  $  200,510  $  183,214
  Working capital........................    302,369    301,913    356,976     138,091     295,811     166,963     230,006
  Total assets...........................    799,470    745,761    981,253   1,313,215   1,473,667   1,238,451   1,369,645
  Total debt(1)..........................    206,145    178,145    146,331     400,000     380,000     400,000     361,250
  Total stockholders' equity
    (deficit)(1)(2)......................    164,395    188,950    217,540    (188,811)     92,757    (147,752)     68,973

OPERATING DATA:
  Depreciation and amortization..........  $  47,866  $  24,151  $  23,094  $   26,910  $   33,022  $    7,832  $    8,292

OPERATING DATA:
  Units delivered during period:
    Gulfstream IV/IV-SP..................         26         22         26          24          22           5           6
    Gulfstream V.........................          0          0          0           3          29           6           7
                                           ---------  ---------  ---------  ----------  ----------  ----------  ----------
    Total deliveries.....................         26         22         26          27          51          11          13

  Units ordered during period:
    Gulfstream IV/IV-SP(3)...............         26         25         30          44          39          21           4
    Gulfstream V.........................         17         16         12          21           7          --           9
                                           ---------  ---------  ---------  ----------  ----------  ----------  ----------
    Total orders.........................         43         41         42          65          46          21          13

  Units in backlog at end of period:
    Gulfstream IV/IV-SP(3)(4)............          3          3          7          27          43          43          41
    Gulfstream V(5)......................         24         40         50          67          45          61          47
                                           ---------  ---------  ---------  ----------  ----------  ----------  ----------
    Total backlog(6).....................         27         43         57          94          88         104          88

ESTIMATED BACKLOG (in
  billions)(3)(4)(5)(6):.................  $     0.9  $     1.5  $     1.9  $      3.1  $      2.8  $      3.3  $      2.8

------------------------------

(1) Total stockholders' equity and total debt at December 31, 1996 give effect to the 1996 Recapitalization and Initial Public Offering which occurred during the fourth quarter 1996.

(2) Total stockholders' equity at March 31, 1998 gives effect to the repurchase of approximately 2.5 million shares of Common Stock, at an average price of $30.01 per share, for an aggregate amount of $74.6 million, during the first quarter 1998. See also Note 15 to the consolidated financial statements, incorporated herein by reference.

(3) During the quarter ended March 31, 1998, the Company also signed a contract for 12 Gulfstream IV-SPs to expand its highly successful Gulfstream Shares fractional ownership program into the Middle East region. This contract, valued at approximately $335 million, is not included in units ordered or backlog.

(4) Net of cancellations of 3 in 1994 and 1 in 1997, which generally relate to orders placed in prior years.

(5) Net of cancellations of 1, 2 and 1 in 1993, 1995 and 1996, respectively, which generally relate to orders placed in prior years.

(6) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Contractual Backlog".

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION INCLUDED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY.

AIRCRAFT PRODUCTION AND COMPLETION

    The Company records revenue from the sale of a new "green" aircraft (I.E., before exterior painting and installation of customer-selected interiors and optional avionics) when the green aircraft is delivered to the customer. The Company records revenue from completion services when the outfitted aircraft is delivered to the customer. The Company is currently targeting 58 green aircraft deliveries in 1998 and in excess of 60 green aircraft deliveries in 1999. Completions are projected to nearly double in 1998. However, there can be no assurance as to the extent to which the Company can successfully increase its rates of aircraft production and completion.

    Approximately 70% of the production costs of both the Gulfstream IV-SP and the Gulfstream V consist of materials and equipment purchased from other manufacturers. While the Company's production activities have never been materially affected by its inability to obtain components, and while the Company maintains business interruption insurance in the event that a disruption should occur, the failure of the Company's suppliers to meet the Company's performance specifications, quality standards or delivery schedules could have a material adverse impact on the Company's delivery schedule. In addition, although the Company has in place revenue share and long-term supply arrangements that help protect it against unexpected materials price increases, if the Company experiences price pressure on materials, margins could be adversely affected.

    The Company's ability to meet its production and completion schedules depends on the Company's meeting its needs for skilled labor. Although the Company's employee relations are generally good and its ability to hire required skilled labor has not to date adversely affected its ability to meet its production and completion schedules, there can be no assurance that these favorable conditions will continue.

    The Company expects to become more efficient at producing and completing Gulfstream V aircraft, and expects production and completion costs to fall as it gains more experience in this aircraft program. As a result, the Company expects gross margins (excluding pre-owned aircraft, which are typically sold at break-even levels) to improve from 20% in 1997 to the mid-20s by the end of 1998. If the Company is unable to achieve anticipated efficiencies in a timely manner, its delivery schedule and its projected margin improvements could be adversely impacted. Additional costs associated with the learning curve on Gulfstream V completions are expected to delay margin improvements somewhat in the first half of 1998. If subsequent improvement is not achieved in the second half, as anticipated, the Company may be unable to achieve its margin targets.

    While the Company generally receives non-refundable deposits in connection with each order, an order may be canceled (and the deposit returned) under certain conditions if the delivery of a Gulfstream V aircraft is delayed more than six months after a customer's scheduled delivery date. An extended delay in the production or completion process could cause order cancellations, which could have an adverse effect on the Company's results of operations. To date, there have been no such cancellations.

THE BUSINESS JET AIRCRAFT MARKET

    The Company's principal business is the design, development, manufacture and marketing of large and ultra-long range business jet aircraft. Because of the high unit selling price of its aircraft products and the availability of commercial airlines and charters as alternative means of business travel, a downturn in general economic conditions could result in a reduction in the orders received by the

Company for its new and pre-owned aircraft. Although 80% of the Company's backlog consists of North American customers and 65% of its North American customers are Fortune 500 companies, adverse business and economic conditions could cause customers to be unable or unwilling to consummate the purchase of an aircraft and could, therefore, result in order cancellations. To the extent customers cancel, they forfeit their non-refundable deposits.

    The Company believes that its reputation and the exemplary safety record of its aircraft are important selling points for new and pre-owned Gulfstream aircraft. However, if one or a number of catastrophic events were to occur with the Gulfstream fleet, and it was determined to be related to the aircraft manufacturer, Gulfstream's reputation and sales of Gulfstream aircraft could be adversely affected. There have been no incidents of this nature in the Company's history.

    In many cases, the Company has agreed to accept, at the customer's option, the customer's pre-owned aircraft as a trade-in in connection with the purchase of a Gulfstream IV-SP or Gulfstream V. Based on the current market for pre-owned aircraft, the Company expects to continue to be able to resell pre-owned aircraft taken in trade, and does not expect to suffer a loss with respect to these trade-ins and resales. However, an increased level of pre-owned aircraft or changes in the market for pre-owned aircraft may increase the Company's inventory costs and may result in the Company's receiving lower prices for its pre-owned aircraft.

    The market for large cabin business jet aircraft is highly competitive. The Gulfstream IV-SP competes in the large cabin business jet aircraft market segment, principally with Dassault Aviation S.A. and to a lesser extent Bombardier Inc. ("Bombardier"). The Gulfstream V competes in the ultra-long range business jet aircraft market segment, primarily with the Global Express, which is being marketed by Canadair, a subsidiary of Bombardier, and which, according to published reports, is scheduled for certification in the second quarter of 1998, 18 months after the initial delivery of the Gulfstream V. The Boeing Company, in partnership with General Electric Co., is marketing a version of the Boeing 737 into the ultra-long range business jet aircraft market segment. Boeing has indicated that it expects this aircraft to be available for delivery in the fourth quarter of 1998. In June 1997, Airbus Industries announced it would market a version of the Airbus A319 into this market segment as well. Airbus has indicated that it expects the aircraft to be available in early 1999. The Company's competitors may have access to greater resources (including, in certain cases, governmental subsidies) than are available to the Company.

PERIOD-TO-PERIOD FLUCTUATIONS

    Since the Company relies on the sales of a relatively small number of high unit selling price new aircraft to provide the substantial portion of its revenues, even a small decrease in the number of deliveries in any period could have a material adverse effect on the results of operations for that period. As a result, a delay or an acceleration in the delivery of new aircraft may affect the Company's revenues for a particular quarter or year and may make quarter-to-quarter or year-to-year comparisons difficult.

YEAR 2000 COMPLIANCE

    As a part of the Company's initiatives, begun in 1996, to increase production rates and co-produce the Gulfstream IV-SP and Gulfstream V, the Company has, and continues to, upgrade and replace business systems and facility infrastructure. These initiatives help to reduce the potential impact of the Year 2000 issue on the Company's operations. In addition, the Company has implemented a Year 2000 Compliance Plan designed to ensure that all other hardware, software, systems and products with microprocessors relevant to the Company's business are not adversely affected by the Year 2000 issue. The Company is also reviewing compliance by suppliers and vendors and the impact of the Year 2000 issue on in-service customer aircraft. The Company does not believe that the implementation of this Year 2000 Compliance Plan will have a material effect on the Company's business operations, financial condition, liquidity or capital resources. However, there can be no assurance, with regard to compliance by customers and suppliers, that all aspects of their Year 2000 compliance plans will be successfully completed in a timely manner.

PENDING TAX AUDIT

    The Company is involved in tax audits by the Internal Revenue Service covering the years 1990 through 1994. The revenue agent's reports include several proposed adjustments involving the deductibility of certain compensation expense and items relating to the capitalization of the Company, the allocation of the purchase price for the acquisition by the Company of the Gulfstream business, including the treatment of advance payments with respect to and the cost of aircraft that were in backlog at the time of the acquisition and the amortization of amounts allocated to intangible assets. The Company believes that the ultimate resolution of these issues will not have a material adverse effect on its financial statements because the financial statements already reflect what the Company currently believes is the expected loss of benefit arising from the resolution of these issues. However, because the revenue agent's reports are proposing adjustments in amounts materially in excess of what the Company has reflected in its financial statements and because it may take several years to resolve the disputed matters, the ultimate extent of the Company's expected loss of benefit and liability with respect to these matters cannot be predicted with certainty and no assurance can be given that the Company's financial position or results of operations will not be adversely affected.

LEVERAGE AND DEBT SERVICE; RESTRICTIONS ON PAYMENT OF DIVIDENDS

    Although the Company is not significantly leveraged, it does have a bank credit facility. Borrowings under this facility could have consequences to holders of Common Stock, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, product development, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a portion of the Company's and its subsidiaries' cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness; (iii) the credit agreement (the "Credit Agreement"), of Gulfstream Delaware Corporation, the Company's principal operating subsidiary ("Gulfstream Delaware"), contains certain restrictive financial and operating covenants, including, among others, requirements that Gulfstream satisfy certain financial ratios; (iv) Gulfstream's borrowings are at floating rates of interest, causing Gulfstream to be vulnerable to increases in interest rates; (v) the Company's degree of leverage may make it more vulnerable in a downturn in general economic conditions; and (vi) the Company's financial position may limit its flexibility in responding to changing business and economic conditions.

    The Company is a holding company with no operations or assets other than the stock of its subsidiaries. As a result, the Company's ability to pay dividends on its Common Stock is dependent upon the ability of its subsidiaries to pay cash dividends or make other distributions. The Credit Agreement restricts the ability of the Company's subsidiaries to pay cash dividends or to make other distributions and, accordingly, limits the ability of the Company to pay cash dividends to its stockholders. The borrowings under the Credit Agreement are guaranteed by the Company and certain of its subsidiaries and are secured by a pledge of the stock of certain of the Company's subsidiaries. See "Price Range of Common Stock and Dividend Policy" and "Management's Discussions and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

CONTROL BY PRINCIPAL STOCKHOLDERS; LIMITATIONS ON CHANGE OF CONTROL; BENEFITS TO
  PRINCIPAL STOCKHOLDERS

    After the consummation of the Offerings, the Forstmann Little Partnerships will beneficially own approximately 22.0% of the Common Stock (21.2% on a fully diluted basis) or 18.9% (18.3% on a fully diluted basis), assuming that the Underwriters' over-allotment options are exercised in full. After the

Offerings, it is expected that the Forstmann Little Partnerships will continue to be the largest stockholders of the Company and, collectively, are likely to be able to influence the election of the Board of Directors of the Company and, in general, to affect the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets. See "Management" and "Selling Stockholders".

    The Company's Restated Certificate of Incorporation and By-laws contain provisions that may have the effect of discouraging a third party from making an acquisition proposal for the Company. The Restated Certificate of Incorporation and By-laws of the Company, among other things, (i) classify the Board of Directors into three classes, with directors of each class serving for a staggered three-year period, (ii) provide that directors may be removed only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock entitled to vote for such directors and (iii) permit the Board of Directors (but not the Company's stockholders) to fill vacancies and newly created directorships on the Board. Such provisions would make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by the Board of Directors. Under the Company's Restated Certificate of Incorporation, the Board of Directors of the Company also has the authority to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the powers, preferences and rights of any such series without stockholder approval. The Board of Directors could, therefore, issue, without stockholder approval, preferred stock with voting and other rights that could adversely affect the voting power of the holders of Common Stock and could make it more difficult for a third party to gain control of the Company. See "Description of Capital Stock".

    In connection with the Offerings, 2,911,077 shares of Common Stock will be issued upon the exercise of outstanding stock options by 254 current and former employees, directors, advisors and consultants of the Company for an aggregate exercise price of approximately $28.7 million, which shares will be sold in the Offerings for aggregate proceeds (based on an assumed public offering price of $46.81) of approximately $130.8 million (net of underwriting discounts); approximately 1,639,141 of such shares will be issued to and sold by current directors and executive officers of the Company. See "Selling Stockholders".

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

    Sales of a substantial number of shares of Common Stock after the consummation of the Offerings could adversely affect the prevailing market price of the Common Stock. Upon the consummation of the Offerings, the Company will have outstanding 75,581,184 shares of Common Stock. Of these shares, the 18,000,000 shares sold in the Offerings (20,700,000 if the Underwriters' over-allotment options are exercised in full) will be freely transferable in the public market or otherwise without restriction or further registration under the Securities Act, unless purchased by an "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act (an "Affiliate"). Shares purchased by Affiliates will be subject to the resale limitations of Rule 144 under the Securities Act. The Company and the Selling Stockholders (who will beneficially own 18,885,557 outstanding shares immediately following the consummation of the Offerings) have agreed with the Underwriters not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters except, in the case of such Selling Stockholders, for certain transfers to immediate family members, trusts for the benefit of such Selling Stockholder and his or her immediate family, charitable foundations and controlled entities so long as the transferee agrees to be bound by the foregoing restrictions. Following expiration or waiver of the foregoing restrictions on dispositions, 16,618,861 shares of Common Stock owned by the Forstmann Little Partnerships will be available for sale into the public market pursuant to Rule 144 (including the volume and other limitations set forth therein) and could impair the Company's future ability to raise capital through an offering of equity securities. In addition, pursuant to a registration rights agreement, the Forstmann Little Partnerships have the right, under certain circumstances and subject to certain conditions, to require the Company to effect up to five additional registrations under the Securities Act, covering all or any portion of shares of Common Stock held by them. In addition, whenever the Company proposes to register any of its securities under the Securities Act, the Forstmann Little Partnerships and the holders of the Company's outstanding stock options (pursuant to the stock option agreements under which such options were granted) have the right, under certain circumstances and subject to certain conditions, to include their shares (or any security convertible into or exercisable or exchangeable for Common Stock) in such registration. The Company is generally required to pay all the expenses (other than the expenses of optionholders) associated with these offerings (other than underwriting discounts and commissions). See "Selling Stockholders" and "Description of Capital Stock".

                                  THE COMPANY

    Gulfstream is recognized worldwide as a leading designer, developer, manufacturer and marketer of the most technologically advanced intercontinental business jet aircraft. Since 1966, when the Company created the large cabin business jet category with the introduction of the Gulfstream II, the Company has dominated this market segment, capturing a cumulative market share of approximately 60%. The Company has manufactured and sold over 1,000 large cabin business aircraft since the introduction of the Gulfstream product line in 1958.

    Gulfstream is the ultimate successor to a business (the "Predecessor Business") established by Grumman Aerospace in 1956. In 1978, the Predecessor Business was acquired by a group of investors headed by Allen E. Paulson, the then Chairman of the Predecessor Business. Chrysler Corporation ("Chrysler") acquired the Predecessor Business in 1985. In March 1990, the Gulfstream business was acquired from Chrysler by certain partnerships formed by Forstmann Little. The Company completed its initial public offering in October 1996.

    The Company's product line originated in 1958, with the introduction of the Gulfstream I, and continued with the introduction of the Gulfstream II in 1966, the Gulfstream III in 1979, the Gulfstream IV in 1985, the Gulfstream IV-SP in 1993 and the Gulfstream V in 1996. Only the Gulfstream IV-SP and the Gulfstream V are currently in production.

    The Company was incorporated under the laws of the State of Delaware in 1990. The mailing address of the principal executive offices of the Company is P.O. Box 2206, 500 Gulfstream Road, Savannah, Georgia 31402-2206, and the telephone number of the Company is (912) 965-3000. The Company maintains a Web Site at www.gulfstreamaircraft.com. The Company has operating subsidiaries with facilities in Savannah, Georgia; Brunswick, Georgia; Bethany, Oklahoma; Long Beach, California; and Mexicali, Mexico.

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. In connection with the Offerings, certain current and former directors and employees of, and advisors to, the Company are expected to exercise stock options to purchase, in the aggregate, approximately 2,911,077 shares of Common Stock from the Company for an aggregate exercise price of approximately $28.7 million; all of such shares are expected to be sold by such Selling Stockholders in the Offerings. The Company intends to use the proceeds of such option exercises for general corporate purposes.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock has been listed on the NYSE since October 10, 1996 under the symbol "GAC". The following sets forth the high and low sale prices for the Common Stock as reported on the NYSE Composite Tape for the periods indicated.

                                                                              COMMON STOCK PRICE
                                                                                    RANGE
                                                                             --------------------
                                                                               HIGH        LOW
                                                                             ---------  ---------
1996 (BEGINNING OCTOBER 10)
First Quarter..............................................................         --         --
Second Quarter.............................................................         --         --
Third Quarter..............................................................         --         --
Fourth Quarter.............................................................  $   26.00  $   20.75

1997
First Quarter..............................................................      24.13      21.25
Second Quarter.............................................................      32.75      21.75
Third Quarter..............................................................      31.13      26.00
Fourth Quarter.............................................................      32.06      26.50

1998
First Quarter..............................................................      44.44      28.75
Second Quarter (through April 20)..........................................      46.94      42.00

    For a recent sale price for the Common Stock, see the cover page of this Prospectus.

    The Company has never paid cash dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future. As a holding company, the ability of the Company to pay dividends is dependent upon the ability of its subsidiaries to pay cash dividends or to make other distributions. The Credit Agreement restricts the ability of the Company's subsidiaries to pay cash dividends or to make other distributions to the Company and, accordingly, limits the ability of the Company to pay cash dividends to its stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources". Any determination to pay cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the Company's Board of Directors.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company and its subsidiaries as of March 31, 1998 on an actual basis and as adjusted to reflect the sale of 2,911,077 shares of Common Stock by the Company to certain of the Selling Stockholders in connection with the Offerings pursuant to existing option agreements for an aggregate option exercise price of $28.7 million. This table should be read in conjunction with the Company's consolidated financial statements, incorporated herein by reference, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                        MARCH 31, 1998
                                                                    -----------------------
                                                                     ACTUAL    AS ADJUSTED
                                                                    ---------  ------------
                                                                        (In thousands)

Cash..............................................................  $ 183,214   $  211,915
                                                                    ---------  ------------
                                                                    ---------  ------------
Short-term debt:
  Current portion of long-term debt...............................  $  75,000   $   75,000
                                                                    ---------  ------------
    Total short-term debt.........................................     75,000       75,000
Long-term debt (excluding current portion) (1):
  Credit Agreement................................................    286,250      286,250
                                                                    ---------  ------------
    Total debt....................................................    361,250      361,250
Stockholders' equity:
  Preferred stock; 20,000,000 shares authorized and none
    outstanding...................................................
  Common stock; $.01 par value; 300,000,000 shares authorized and
    87,133,546 actual shares and 90,044,623 as adjusted shares
    issued........................................................        871          900
Additional paid-in capital(2).....................................    380,237      447,205
Accumulated deficit...............................................   (185,479)    (185,479)
Minimum pension liability.........................................       (762)        (762)
Unamortized stock plan expense....................................       (826)        (826)
Less: Treasury stock: 14,463,439 shares...........................   (125,068)    (125,068)
                                                                    ---------  ------------
    Total stockholders' equity....................................     68,973      135,970
                                                                    ---------  ------------
    Total capitalization..........................................  $ 430,223   $  497,220
                                                                    ---------  ------------
                                                                    ---------  ------------

------------------------

(1) See Note 7 to the consolidated financial statements, which are incorporated herein by reference.

(2) Upon the exercise of the stock options contemplated in the Offerings, the Company will record a federal income tax benefit of approximately $38.3 million (based on an assumed offering price of $46.81), which will be credited directly to additional paid-in capital.

                            SELECTED FINANCIAL DATA

    The consolidated financial data of the Company as of and for each of the five years in the period ended December 31, 1997, has been derived from the Company's audited consolidated financial statements. The consolidated financial data as of and for the three months ended March 31, 1997 and 1998, has been derived from the unaudited consolidated financial statements of the Company that, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of its financial condition and results of operations as of such dates and for such periods. The results for the three months ended March 31, 1998, are not necessarily indicative of the results that may be expected for the full year. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto, incorporated herein by reference.

                                                                                                     THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                          MARCH 31,
                                        --------------------------------------------------------  ------------------------
                                          1993       1994        1995        1996        1997        1997         1998
                                        ---------  ---------  ----------  ----------  ----------  -----------  -----------

                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues..........................  $ 887,113  $ 901,638  $1,041,514  $1,063,713  $1,903,494   $ 375,626    $ 503,407
                                        ---------  ---------  ----------  ----------  ----------  -----------  -----------
Costs and expenses:
  Cost of sales.......................    737,361    710,554     835,547     839,254   1,557,250     305,152      404,069
  Selling and administrative
    expenses..........................     97,011     82,180      93,239      99,452      97,499      22,615       25,942
  Stock option compensation expense...                                         7,186       1,640         522          329
  Research and development expense....     47,990     57,438      63,098      58,118      10,792      (1,520)       1,945
  Amortization of intangibles and
    deferred charges..................     27,613      7,583       7,540       9,434       7,347       1,820        1,876
  Restructuring charge (1)............    203,911
                                        ---------  ---------  ----------  ----------  ----------  -----------  -----------
Total costs and expenses..............  1,113,886    857,755     999,424   1,013,444   1,674,798     328,589      434,161
Income (loss) from operations.........   (226,773)    43,883      42,090      50,269     228,696      47,037       69,246
  Interest income.....................        486        367       5,508      14,605      11,532       3,123        2,522
  Interest expense....................    (48,940)   (20,686)    (18,704)    (17,909)    (31,159)     (8,130)      (6,999)
                                        ---------  ---------  ----------  ----------  ----------  -----------  -----------
Income (loss) before income taxes.....   (275,227)    23,564      28,894      46,965     209,069      42,030       64,769
Income tax expense (benefit) (2)......         --         --          --          --     (33,942)      2,000       24,288
                                        ---------  ---------  ----------  ----------  ----------  -----------  -----------
  Net income (loss)...................  $(275,227) $  23,564  $   28,894  $   46,965  $  243,011   $  40,030    $  40,481
                                        ---------  ---------  ----------  ----------  ----------  -----------  -----------
                                        ---------  ---------  ----------  ----------  ----------  -----------  -----------

Earnings per share:
  Net income per share--basic (3).....                        $      .39  $      .64  $     3.28   $     .54    $     .56
                     --diluted (3)....                        $      .37  $      .60  $     3.12   $     .51    $     .54
Pro forma fully taxed earnings per
  share--diluted (4)..................                        $      .23  $      .37  $     1.68   $     .33    $     .54

------------------------

(1) The Company recorded a charge for a restructuring plan based upon the Company's reassessment of its business plan and its products from which it has realized improved operating efficiencies, reduced costs, and increased overall profitability.

(2) The Company recorded a net income tax benefit of $33.9 million for 1997 and a provision for income taxes of $24.3 million for the three months ended March 31, 1998. Prior to September 30, 1997, the Company recorded no provision for income taxes, other than alternative minimum taxes, principally as a result of utilization of net operating loss carryforwards. In the third quarter of 1997, the Company released its deferred tax valuation allowance, totaling $94.2 million. Of this amount, $29.4 million related to the exercise of stock options and was credited to additional paid-in capital and $64.8 million was recorded as a one-time, non-cash income tax benefit. The Company had available at March 31, 1998 a net operating loss carryforward for regular federal income tax purposes of approximately $11.7 million, which will begin expiring in 2006.

(3) Net income per share ("EPS") information for 1995 and 1996 is based on historical unadjusted net income divided by pro forma weighted average number of shares. Shares included for basic EPS give retroactive effect to the 1996 Recapitalization, the shares issued to option holders upon the exercise of options at the date of the Initial Public Offering, and the shares issued pursuant to the Initial Public Offering (all of which are described in Note 10 to the consolidated financial statements incorporated herein by reference) as if such transactions had occurred at the beginning of the period. Diluted EPS further includes the effects of options granted in 1995 and 1996 as if such options had been outstanding for all periods presented. See also Note 14 to the consolidated financial statements, incorporated herein by reference, for a reconciliation of per share data.

(4) Pro forma fully taxed earnings per share--diluted is presented for the applicable periods assuming an estimated effective tax rate of 37.5%.

                                                                                                    THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                         MARCH 31,
                                        --------------------------------------------------------  ----------------------
                                          1993       1994        1995        1996        1997        1997        1998
                                        ---------  ---------  ----------  ----------  ----------  ----------  ----------

                                                                (IN THOUSANDS, EXCEPT UNIT DATA)
BALANCE SHEET DATA (AT END OF PERIOD):
  Cash and cash equivalents...........  $   9,331  $  23,605  $  223,312  $  233,172  $  306,451  $  200,510  $  183,214
  Working capital.....................    302,369    301,913     356,976     138,091     295,811     166,963     230,006
  Total assets........................    799,470    745,761     981,253   1,313,215   1,473,667   1,238,451   1,369,645
  Total debt (1)......................    206,145    178,145     146,331     400,000     380,000     400,000     361,250
  Total stockholders' equity (deficit)
    (1)(2)............................    164,395    188,950     217,540    (188,811)     92,757    (147,752)     68,973

OPERATING DATA:
  Depreciation and amortization.......  $  47,866  $  24,151  $   23,094  $   26,910  $   33,022       7,832       8,292

OPERATING DATA:
  Units delivered during period:
    Gulfstream IV/IV-SP...............         26         22          26          24          22           5           6
    Gulfstream V......................          0          0           0           3          29           6           7
                                        ---------  ---------  ----------  ----------  ----------  ----------  ----------
    Total deliveries..................         26         22          26          27          51          11          13
  Units ordered during period:
    Gulfstream IV/IV-SP (3)...........         26         25          30          44          39          21           4
    Gulfstream V......................         17         16          12          21           7          --           9
                                        ---------  ---------  ----------  ----------  ----------  ----------  ----------
    Total orders......................         43         41          42          65          46          21          13
  Units in backlog at end of period:
    Gulfstream IV/IV-SP (3)(4)........          3          3           7          27          43          43          41
    Gulfstream V (5)..................         24         40          50          67          45          61          47
                                        ---------  ---------  ----------  ----------  ----------  ----------  ----------
    Total backlog (6).................         27         43          57          94          88         104          88

ESTIMATED BACKLOG (in billions)
  (3)(4)(5)(6):.......................  $     0.9  $     1.5  $      1.9  $      3.1  $      2.8  $      3.3  $      2.8

------------------------

(1) Total stockholders' equity and total debt at December 31, 1996 give effect to the 1996 Recapitalization and Initial Public Offering which occurred during the fourth quarter 1996.

(2) Total stockholders' equity at March 31, 1998 gives effect to the repurchase of approximately 2.5 million shares of Common Stock, at an average price of $30.01 per share, for an aggregate amount of $74.6 million, during the first quarter 1998. See also Note 15 to the consolidated financial statements, incorporated herein by reference.

(3) During the quarter ended March 31, 1998, the Company also signed a contract for 12 Gulfstream IV-SPs to expand its highly successful Gulfstream Shares fractional ownership program into the Middle East region. This contract, valued at approximately $335 million, is not included in units ordered or backlog.

(4) Net of cancellations of 3 in 1994 and 1 in 1997, which generally relate to orders placed in prior years.

(5) Net of cancellations of 1, 2 and 1 in 1993, 1995 and 1996, respectively, which generally relate to orders placed in prior years.

(6) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Contractual Backlog".

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the Company's consolidated financial statements incorporated herein by reference.

BUSINESS

    Gulfstream is recognized worldwide as a leading designer, developer, manufacturer and marketer of the most technologically advanced intercontinental business jet aircraft. The Company's current principal aircraft products are the Gulfstream IV-SP, the Gulfstream V and Gulfstream Shares (fractional ownership interests in Gulfstream IV-SPs). As an integral part of its aircraft product offerings, the Company offers aircraft completion, financial services and worldwide aircraft maintenance services and technical support.

OPERATING DATA

    With a $2.8 billion contractual backlog at March 31, 1998, and a $335 million Middle East Shares contract, a significant portion of the Company's future revenues are under contract. Generally, at the signing of a Gulfstream IV-SP or Gulfstream V contract, a customer makes a non-refundable deposit with the Company, at which time the order is placed in the contractual backlog. The Company recognizes revenue for the sale of a new "green" aircraft (i.e., before exterior painting and installation of customer selected interiors and optional avionics) when the green aircraft is delivered to the customer. Revenues from completion services are recorded when the outfitted aircraft is delivered to the customer. Revenues on all other products and services, including pre-owned aircraft, are recognized when such products are delivered or such services are performed. Generally, production of new aircraft remains relatively smooth throughout the year. However, deliveries of aircraft can vary significantly depending upon a variety of factors, including the timing of final customer acceptance. Accordingly, the Company's revenues can vary significantly from quarter to quarter.

COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1998 AND MARCH 31, 1997

    NET REVENUES. Total net revenues increased by $127.8 million, or 34.0%, to $503.4 million in the first quarter of 1998 from $375.6 million in the first quarter of 1997. The significant increase resulted primarily from an increase in revenues from green aircraft of $62.8 million as the Company delivered 13 aircraft, seven Gulfstream Vs and six Gulfstream IV-SPs, as compared with 11 aircraft, six Gulfstream Vs and five Gulfstream IV-SPs, in the first quarter of 1997. In addition, revenues associated with the sale of pre-owned aircraft increased by $47.6 million as two additional units were delivered in 1998. Also contributing to the increase in revenues was an increase in completion revenues of $13.9 million, resulting from Gulfstream V completion deliveries.

    COST OF SALES. Total cost of sales increased to $404.1 million in the first quarter of 1998 from $305.2 million in the first quarter of 1997. The increase was a result of the higher number of green, pre-owned and completion aircraft deliveries discussed above. Excluding pre-owned aircraft, which generally are sold at break-even levels, the gross profit percentage for the first quarter of 1998 was 22.1% compared to 20.0% for the first quarter of 1997. This increase is primarily attributable to reductions in Gulfstream V aircraft production costs. See "--Comparison of the Years Ended December 31, 1997 and 1996."

    SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expense increased by $3.3 million, or 14.7% to $25.9 million in the first quarter of 1998 from $22.6 million in the first quarter of 1997, and as a percentage of net revenues, decreased to 5.2% in the first quarter of 1998 from 6.0% in the first quarter of 1997 due to the higher level of revenues.

    RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense was $1.9 million in the first quarter of 1998, as compared to $(1.5) million in the first quarter of 1997. Research and development expense for 1997 is net of a $10.0 million credit for launch assistance funds received from vendors participating in the development of the Gulfstream V. Research and development expenditures in 1998 and the near-term future are expected to stem principally from product improvements and enhancements, rather than new aircraft development.

    INTEREST INCOME AND EXPENSE. Interest income decreased by $0.6 million to $2.5 million in the first quarter of 1998 from $3.1 million in the first quarter of 1997 as a result of lower average cash balances the Company had invested during 1998 compared to the same period of 1997. Interest expense decreased by $1.1 million to $7.0 million for the first quarter of 1998. This decrease is attributable to both a decrease in average borrowings and lower weighted average interest rates.

    INCOME TAXES. The Company recorded an income tax provision of $24.3 million in the first quarter of 1998 based on an estimated effective tax rate of 37.5% compared with a provision for income taxes of $2.0 million, representing alternative minimum taxes, in the first quarter of 1997. Prior to September 30, 1997, the Company recorded no provision for income taxes, other than alternative minimum taxes, principally as a result of utilization of net operating loss carryforwards. The Company had available at March 31, 1998 a net operating loss carryforward for regular federal income tax purposes of approximately $11.7 million which will begin expiring in 2006. See "--Comparison of the Years Ended December 31, 1997 and 1996".

    EARNINGS PER SHARE. The Company reported diluted earnings per share of $0.54 for the first quarter of 1998, up from $0.51 for the first quarter of 1997. On a pro forma fully-taxed basis, assuming an effective tax rate of 37.5%, comparable diluted earnings per share would have been $0.33 for the first quarter of 1997.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1997 AND 1996

    NET REVENUES. Total net revenues increased by $839.8 million, or 79.0%, to $1,903.5 million in 1997 from $1,063.7 million in 1996. Revenues from green aircraft increased $739.3 million due primarily to the delivery of 29 Gulfstream V aircraft in 1997, as full scale production commenced, compared to three Gulfstream V aircraft in 1996. During 1997, a total of 51 green aircraft were delivered as compared to 27 in 1996. Also contributing to the revenue gain was a $57.1 million increase in the sale of pre-owned aircraft related to trade-ins on the higher level of Gulfstream V deliveries. In addition, completion revenues increased by $11.5 million in 1997 principally due to initial Gulfstream V completion deliveries. Aircraft Services revenue increased by $22.7 million in 1997, as the Company continues to aggressively market and expand its aftermarket products and maintenance services.

    COST OF SALES. Total cost of sales increased to $1,557.5 million in 1997 compared to $839.3 million in 1996. Excluding pre-owned aircraft, which are generally sold at break-even levels, the gross profit percentage for 1997 was 20.0% compared to 24.8% for 1996. The decline in gross profit percentage is primarily attributable to the introduction of the Gulfstream V aircraft into production and the higher costs associated with the early stages of the Gulfstream V production and completions. Timing of the learning curve on the Gulfstream V completions is expected to delay margin improvements somewhat in the first half of 1998. Overall, the Company expects the margin percentage of revenue on the Gulfstream V to continue to improve as it realizes increased manufacturing efficiencies.

    SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expense decreased by $2.0 million, or 2.0%, to $97.5 million in 1997 from $99.5 million in 1996 and, as a percentage of net revenues, decreased to 5.1% in 1997 from 9.4% in 1996. Expenses were higher in 1996 due principally to the level of advertising and marketing expense associated with the certification and initial customer deliveries of the Gulfstream V.

    STOCK OPTION COMPENSATION EXPENSE. The issuance of options to purchase common stock of the Company resulted in a non-cash compensation charge of $1.6 million in 1997 and $7.2 million in 1996.

    RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense was $10.8 million in 1997, a decrease of $47.3 million from 1996, and as a percentage of net revenues was 0.6% versus 5.5%. Research and development expense decreased during 1997 principally as a result of the substantial completion of the Gulfstream V development program. Research and development expense for 1997 and 1996 are net of credits of $10.0 million and $8.0 million, respectively, for launch assistance funds received from vendors participating in the development of the Gulfstream V. Research and development expenditures in 1998 and the near-term future are expected to stem principally from product improvements and enhancements, rather than new aircraft development.

    AMORTIZATION OF INTANGIBLES AND DEFERRED CHARGES. This non-cash expense includes amortization of goodwill and other intangible assets consisting of aftermarket service and aftermarket product support, as well as deferred financing charges related to the Company's pre-existing and new bank credit facilities. Amortization of intangibles and deferred charges of $7.3 million for 1997 were $2.1 million lower than 1996. This decrease was a result of the accelerated amortization in 1996 of financing charges associated with the Company's prior bank credit facilities, which were repaid in October 1996. See "Liquidity and Capital Resources".

    INTEREST INCOME AND EXPENSE. Interest income decreased by $3.1 million to $11.5 million in 1997 from $14.6 million in 1996 as a result of lower average cash balances the Company had invested in 1997 compared to 1996. Interest expense consists almost entirely of interest paid on long-term borrowings under the Company's bank credit facilities. Interest expense increased to $31.2 million for 1997 from $17.9 million in 1996. This increase was due to an increase in average borrowings partially offset by the Company's lower average borrowing costs of 7.7% in 1997 versus 9.0% in 1996. See "Liquidity and Capital Resources".

    INCOME TAXES. The Company recorded an income tax benefit of $33.9 million for 1997. No provision for income taxes was recorded in 1996, principally due to the utilization of net operating loss carryforwards. The Company, in estimating its ability to realize the benefit of its net deferred tax assets, considers both positive and negative evidence and gives greater weight to evidence that is objectively verifiable. As a result of numerous factors including, but not limited to, recent earnings trends and the size of its contractual backlog, the Company currently believes that its net deferred tax asset is more likely than not to be realized. In the third quarter of 1997, the Company released its deferred tax valuation allowance, totaling $94.2 million. Of this amount, $29.4 million related to the exercise of stock options and was credited to additional paid-in capital and $64.8 million was recorded as a one-time, non-cash income tax benefit. During the fourth quarter of 1997, the Company recorded a provision for income taxes based on its overall estimated effective tax rate of 37.5%. The Company had available at December 31, 1997 and 1996, net operating loss carryforwards for regular federal income tax purposes of approximately $65.0 million and $228.0 million, respectively, which will begin expiring in 2006.

    EARNINGS PER SHARE. The Company reported diluted earnings per share of $3.12 during 1997, up from 1996 diluted earnings per share of $0.60. On a pro forma fully-taxed basis, assuming an effective tax rate of 37.5%, the Company's earnings per share would have been $1.68 and $0.37 for 1997 and 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's liquidity needs arise from working capital requirements, capital expenditures, principal and interest payments on long-term debt and the Company's share repurchase program described below. During the first quarter of 1998 and the years 1997, 1996 and 1995 the Company relied on its available cash balances to fund these needs.

    Net cash generated by operating activities was $120.4 million, $243.4 million and $282.4 million in 1997, 1996 and 1995, respectively. The reduction in 1997 was primarily due to the decrease in customer progress payments associated with new aircraft in backlog. The reduction in 1996 was primarily due to the temporary build-up in inventory associated with Gulfstream V production and the timing of cash receipts to satisfy customer receivables, partially offset by the increase in customer progress payments associated with aircraft in backlog and new sales activities.

    During the year ended December 31, 1997, additions to property and equipment amounted to $26.7 million. At December 31, 1997, the Company was not committed to the purchase of any significant amount of property and equipment. Additions to property and equipment were $16.2 million in 1996 and $25.2 million in 1995. The increased level of spending of $10.5 million in 1997 over 1996, primarily related to the Company's strategic initiative to increase its annual production rate to approximately 60 aircraft by 1999, a twofold increase over its 1996 annual production rate. As a result, in 1997, the Company's capital expenditures increased $15 million and in 1998 are expected to increase by approximately $20 million above previously planned annual levels of approximately $15 million. During the first quarter of 1998, the Company completed a new $8.5 million paint facility located at its Long Beach, California plant. This facility is part of the Company's 60 aircraft plan and will allow the Company to double its present volume of painting new, pre-owned and customer aircraft. The Company continually monitors its capital spending in relation to current and anticipated business needs. As circumstances dictate, facilities are added, consolidated or modernized.

    During 1997, 1996 and 1995, the Company invested $3.0 million, $2.1 million and $25.7 million, respectively, for tooling associated with the Gulfstream V program. As of December 31, 1997, the Company had recorded, net of amortization, an aggregate of $42.7 million in tooling associated with the Gulfstream V program. Gulfstream V tooling is being amortized to cost of sales on a unit basis over the first 200 units of the Gulfstream V program. Tooling associated with the Gulfstream IV and IV-SP has been fully amortized to cost of sales.

    In January 1998, the Company established a program to repurchase up to $200 million of its Common Stock. The purchases will be made from time to time in the open market or through negotiated transactions as market conditions warrant. The Company expects to fund the stock purchases from cash on hand. As of March 31, 1998, approximately 2.5 million shares, at an average price of $30.01 per share, had been repurchased under this plan for an aggregate amount of $74.6 million.

    On October 16, 1996, Gulfstream Delaware, a wholly owned subsidiary of the Company, entered into a $650 million credit facility (the "Credit Agreement"). The Credit Agreement consists of a $400 million term loan facility and a $250 million revolving credit facility. A portion of the revolving credit facility, in an amount not to exceed $150 million, may be used (to the extent available) for standby and commercial letters of credit, and up to $200 million of the revolving credit facility will be available to the Company for borrowings. In addition, up to $20 million of the revolving credit facility may be used for swing line loans. The revolving credit facility expires September 30, 2002 with any amounts outstanding due on that date. There were no amounts outstanding under the revolving credit facility on December 31, 1997 or March 31, 1998. The Credit Agreement contains customary affirmative and negative covenants including restrictions on the ability of the Company and its subsidiaries to pay cash dividends, as well as financial covenants under which the Company must operate. As of March 31, 1998, the Company was in compliance with the covenants contained in the Credit Agreement. Payments under the term loan facility were $20.0 million in 1997, and scheduled repayments are $75.0 million in each of the years 1998 through 2001 and $80.0 million in 2002.

    On October 16, 1996, the Company completed the Initial Public Offering from which the Company received net proceeds of approximately $100 million after deducting underwriting discounts and other expenses. In connection with the Initial Public Offering, certain members of senior management and other employees of the Company exercised options to purchase approximately 4 million shares of Common Stock of the Company and sold those shares in the Initial Public Offering, resulting in additional net proceeds to the Company of $14.2 million. The Company used the net proceeds of the Initial Public Offering, together with the $400 million term loan under the Credit Agreement and available cash from operations, to (i) repurchase the remaining $450 million of 7% Cumulative Preferred Stock and pay accrued dividends, (ii) repay all the outstanding indebtedness under the Company's pre-existing credit facilities, which totaled $107.7 million, and (iii) pay fees and expenses incurred in connection with the Initial Public Offering and the refinancing of the Company's indebtedness. During 1996, the Company had previously repurchased approximately four shares of 7% Cumulative Preferred Stock at their stated value of $18.9 million and paid accumulated dividends of $105.3 million out of available cash from operations.

    The Company's principal source of liquidity both on a short-term and long-term basis is cash flow provided from operations, including customer progress payments and deposits on new aircraft orders. Occasionally, however, the Company may borrow against the Credit Agreement to supplement cash flow from operations. The Company believes, based upon its analysis of its consolidated financial position, its cash flow during the past 12 months and its expected results of operations in the future, that operating cash flow and available borrowings under the Credit Agreement will be adequate to fund operations, capital expenditures, debt service and the Company's share repurchase program for at least the next 12 months. The Company intends to repay its remaining indebtedness primarily with cash flow from operations. There can be no assurance, however, that future industry specific developments or general economic trends will not adversely affect the Company's operations or its ability to meet its cash requirements.

    As of March 31, 1998, in connection with orders for 24 Gulfstream V aircraft in the backlog, the Company has offered customers trade-in options (which may or may not be exercised by the customer) under which the Company will accept trade-in aircraft (primarily Gulfstream IVs and IV-SPs) at a guaranteed minimum trade-in price. Additionally, in connection with recorded sales of new aircraft, the Company has agreed to accept pre-owned aircraft with trade-in values totaling $203.7 million as of March 31, 1998. Of this amount, $47.1 million is under contract for resale to pre-owned aircraft customers. Management believes that the fair market value of all such aircraft exceeds the specified trade-in value.

    The Company is currently engaged in the monitoring and cleanup of certain groundwater at its Savannah facility under the oversight of the Georgia Department of Natural Resources. Expenses incurred for cleanup have not been significant. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. The Company believes other aspects of the Savannah facility, as well as other Gulfstream properties, are being carefully monitored and are in substantial compliance with current federal, state and local environmental regulations. The Company believes the liabilities, if any, that will result from the above environmental matters will not have a material adverse effect on its financial statements.

    On December 24, 1997, the Company executed final documents with the Pension Benefit Guaranty Corporation (the "PBGC") concerning funding of the Company's defined benefit pension plans. The terms were essentially the same as those set out in the agreement in principle reached between the PBGC and the Company during October 1996. Pursuant to this agreement, the Company contributed $25.0 million in 1997 and has agreed to contribute a total of $25.0 million annually from 1998 through 2000 to its pension plans which payments are expected to result in such plans being fully funded. The payments to be made under this agreement were already part of the Company's overall financial planning and therefore, are not expected to have a material adverse effect on the Company's financial statements. The funding required under this agreement will not result in any increase in the Company's annual pension expense.

    The Company is involved in tax audits by the Internal Revenue Service covering the years 1990 through 1994. The revenue agent's reports include several proposed adjustments involving the deductibility of certain compensation expense, items relating to the initial capitalization of the Company, the allocation of the original purchase price for the acquisition by the Company of the Gulfstream business, including the treatment of advance payments with respect to and the cost of aircraft that were in backlog at the time of the acquisition, and the amortization of amounts allocated to intangible assets. The Company believes that the ultimate resolution of these issues will not have a material adverse effect on its financial statements because the financial statements already reflect what the Company currently believes is the expected loss of benefit arising from the resolution of these issues.

CONTRACTUAL BACKLOG

    At March 31, 1998, the Company had a firm contract backlog of approximately $2.8 billion, representing a total of 41 contracts for Gulfstream IV-SPs and 47 contracts for Gulfstream Vs. This compares to $2.8 billion and $3.1 billion of firm contract backlog at the end of 1997 and 1996, respectively, representing a total of 43 and 27 contracts for Gulfstream IV-SPs and 45 and 67 contracts for Gulfstream Vs, respectively. The decline in backlog from 1996 is directly related to the increased level of Gulfstream V deliveries during 1997.

    During the quarter ended March 31, 1998, the Company also signed a contract for 12 Gulfstream IV-SPs to expand its highly successful Gulfstream Shares fractional ownership program to the Middle East region. This contract is valued at approximately $335 million and is not included in the Company's backlog. In 1993, the Company established very stringent deposit requirements for recording aircraft into its backlog. The contract for the Middle East Shares expansion includes modestly different deposit requirements early in the program. The Company has decided for the initial phase of the program to record these orders when the aircraft are delivered. Including the Middle East contract, the Company had a total of 100 aircraft, valued at approximately $3.1 billion of potential future revenues, under contract.

    The Company includes an order in backlog only if the Company has entered into a purchase contract (with no contingencies) with the customer and has received a significant (generally non-refundable) deposit from the customer. In total, approximately 51% of the Company's contractual backlog (which excludes the Middle East Shares contract) is scheduled for delivery beyond 1998.

    The Company continually monitors the condition of its backlog and believes, based on the nature of its customers and its historical experience, that there will not be a significant number of cancellations. However, to the extent that there is a lengthy period of time between a customer's aircraft order and its expected delivery date, there may be increased uncertainty as to changes in business and economic conditions which may affect customer cancellations.

FOREIGN EXCHANGE

    The Company does not have any significant assets located outside the United States. All the Company's sales and contracts have historically been and currently are denominated in U.S. dollars and, as a result, are not subject to changes in exchange rates. In addition, substantially all of the Company's material purchases are currently denominated in U.S. dollars.

INFLATION

    The Company continually attempts to minimize any effect of inflation on earnings by controlling its operating costs and selling prices. During the past few years, the rate of inflation has been low and has not had a significant impact on the results of the Company's operations.

    A significant portion of the Company's Gulfstream V contracts contain an adjustment in the purchase price to account for inflation. Such adjustments are generally capped at an aggregate of 3% per year. These adjustments are intended to minimize the Company's cost risk associated with the small portion of material contracts which are not under long-term agreements.

OUTLOOK

    The Company plans to deliver 58 green aircraft in 1998 and to nearly double its completion rate. The gross margins are expected to improve from 20% in 1997 to the mid-20s by the end of 1998. Based on projections of increasing aircraft production and improving margins, Gulfstream expects 1998 diluted earnings per share of approximately $2.85. The Company also expects diluted earnings per share to increase 15% per year in 1999 and 2000.

FORWARD-LOOKING INFORMATION IS SUBJECT TO RISK AND UNCERTAINTY

    Certain statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations", including the statements under the heading "Outlook", as well as other statements elsewhere in this Prospectus, contain forward-looking information. These forward-looking statements are subject to risks and uncertainties. Actual results might differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in "Risk Factors" and in Exhibit 99.1 to the Company's Form 10-K for the year ended December 31, 1997.

                                    BUSINESS

GENERAL

    Gulfstream Aerospace Corporation is recognized worldwide as a leading designer, developer, manufacturer and marketer of the most technologically advanced intercontinental business jet aircraft. Since 1966, when the Company created the large cabin business jet category with the introduction of the Gulfstream II, the Company has dominated this market segment, capturing a cumulative market share of approximately 60%. The Company has manufactured and sold over 1,000 large cabin business aircraft since the introduction of the Gulfstream product line in 1958.

    The Company has developed a broad range of aircraft products to meet the aviation needs of its targeted customers (which include national and multinational corporations, governments, governmental agencies, heads of state and wealthy individuals). The Company's current principal aircraft products are the Gulfstream IV-SP, the Gulfstream V, and Gulfstream Shares (fractional ownership interests in Gulfstream IV-SPs). As an integral part of its aircraft product offerings, the Company offers aircraft completions (exterior painting of the aircraft and the installation of customer selected interiors), financial services and worldwide aircraft maintenance services and technical support.

    Since 1994, Gulfstream has significantly increased its profitability and market share by broadening its product offerings, increasing its production capacity and reducing its cost structure. In 1997, the Company's revenues grew by 79%, to $1,903 million, from $1,064 million in 1996, and operating profit increased nearly fivefold to $229 million in 1997 from $50 million in 1996. At March 31, 1998, Gulfstream had a firm contract backlog for 88 aircraft, valued at approximately $2.8 billion. During the quarter ended March 31, 1998, the Company also signed a contract valued at approximately $335 million (which is not included in backlog) for 12 Gulfstream IV-SPs to expand its highly successful fractional ownership program into the Middle East. Including this contract, the Company had a total of 100 aircraft, valued at approximately $3.1 billion of potential future revenues, under contract.

BUSINESS STRATEGY

    Gulfstream's strategy is to continue to dominate the large cabin, long range business jet market and expand the Company's customer base by offering the most technologically advanced business aircraft and a broad range of complementary transportation services. With the completion of the $285 million Gulfstream V development program, the Company has introduced the world's first ultra-long range business aircraft and received the 1997 Robert J. Collier Trophy for outstanding aeronautical achievement. The performance and first-to-market advantages of the Gulfstream V, as well as the continuing popularity of the Gulfstream IV-SP, have created exceptional demand for the Company's products, with 100 aircraft currently under contract.

    In order to capitalize on the Company's strong product demand and meet its customers' growing transportation needs, Gulfstream has been and will continue to (i) expand its production capacity, (ii) increase the breadth of its products and services and (iii) invest in product innovation. The Company's co-production strategy is successfully underway, with production nearly doubling from 27 aircraft in 1996 to 51 in 1997. Through ongoing productivity improvements, Gulfstream plans to deliver 58 aircraft in 1998 and in excess of 60 aircraft in 1999, without adding to its existing physical plant. Since 1995, the Company has also successfully expanded its product offerings to include Gulfstream Shares, with total aircraft ordered to date of 29 in North America and 12 overseas, and Gulfstream Financial Services, which facilitated financing for over $550 million of new and pre-owned aircraft sales in 1996 and 1997. The Company plans to continue to introduce new products and services in order to grow its revenue and customer base, as well as invest in research and development to maintain its leadership position in the marketplace.

    With the Gulfstream V development program now complete and the Company's co-production program successfully underway, Gulfstream is poised for significant earnings growth. As the Company continues to increase its deliveries, enhance its manufacturing productivity and leverage its fixed costs, Gulfstream is targeting 70% growth in fully taxed earnings per share in 1998, to $2.85 per share, and 15% growth in 1999 and 2000. This targeted growth is supported by the Company's 100 aircraft contracts, representing $3.1 billion of future potential revenues. The Company is currently selling positions for outfitted deliveries of Gulfstream IV-SPs in the fourth quarter of 1999 and Gulfstream Vs in the first half of 2000.

PRINCIPAL PRODUCTS

    The business jet aircraft market is generally divided into four markets--light, medium, large and ultra-long range. These markets are defined on the basis of range, cabin volume and gross operating weight.

    GULFSTREAM V

    The Company's newest aircraft product is the Gulfstream V, which serves the ultra-long range market. The Company believes the Gulfstream V provides the longest range, fastest cruising speed and most technologically advanced avionics of any ultra-long range business jet aircraft currently in operation. The Gulfstream V received final type certification from the Federal Aviation Administration ("FAA") on April 11, 1997. Deliveries of the first outfitted aircraft to customers began in 1997. As of March 31, 1998, the Company had manufactured and delivered 39 Gulfstream Vs. In its first nine months in service, the Gulfstream V set 47 world and national records. As confirmation of the product's innovative design and outstanding performance, the Gulfstream V received the 1997 Robert J. Collier Trophy for aeronautical achievement and was selected by the United States Air Force to provide intercontinental transportation for senior government officials and dignitaries.

    The Gulfstream V has a maximum operating speed of Mach .885. It can accommodate up to 19 passengers and has a range of up to 6,500 nautical miles. These capabilities permit routine intercontinental travel at cruising speeds comparable to commercial airline cruising speeds, while operating efficiently at altitudes as high as 51,000 feet, flying above most commercial airline traffic and adverse weather. The Gulfstream V is versatile enough to fly long-range missions, such as New York to Tokyo in approximately 14 hours, as well as high-speed missions, such as New York to London, in approximately six hours.

    The Gulfstream V is equipped with two 14,750-pound-thrust BR710 engines built by BMW Rolls-Royce GmbH, which were specifically designed for use on the Gulfstream V and for which Gulfstream was the launch customer. The sound levels of the Gulfstream V's engines are well below FAA Stage 3 and ICAO/Chapter 3 regulatory requirements (the FAA's and ICAO's most stringent noise abatement regulations). These engines are designed to operate 7,000 flight hours between major overhauls and, due to fuel efficiency, operate at a lower cost than the engines of the Gulfstream IV-SP.

    The aircraft utilizes dual cabin pressurization systems to minimize cabin altitude. At its cruising altitude of 51,000 feet, the Gulfstream V cabin altitude is only 6,000 feet, the lowest cabin altitude of any business jet aircraft. This low cabin altitude, together with a 100% fresh air ventilation system (instead of a recirculating air system), significantly reduces passenger fatigue.

    The advanced flight systems on the Gulfstream V include automatic throttle systems, an integrated performance computer system, an engine information crew advisory system, a dual global positioning system and independent inertial reference systems. These systems provide accurate flight planning, as well as automatic control, throughout the planned flight profile. For maximum safety, a Traffic Collision Avoidance System, turbulence and wind shear-detecting radar and an enhanced Ground Proximity Warning System are also standard. An additional safety feature of the Gulfstream V is an optional head-up display ("HUD"). The HUD optimizes pilot performance and improves flight safety, especially in low visibility conditions, by reducing the pilot's dependence on the instrument panel, thus allowing the pilot to direct his vision outside the cockpit.

    In order to reduce the business risk associated with the design and manufacture of the Gulfstream V, the Company entered into revenue sharing agreements with Northrop Grumman Corporation for the wing and Fokker Aviation B.V. (a subsidiary of Stork B.V.) for the empennage. Under these agreements, the revenue share partner is responsible for the detailed design, tooling and manufacture of the systems in exchange for a fixed percentage of revenues of each Gulfstream V sold (which the Company records as a cost of goods sold upon an aircraft delivery). Thus, in addition to financing the development, manufacture and delivery of its components, each manufacturer shares in the risk of fluctuations in demand and market price of the Gulfstream V.

    The Company had received a total of 90 orders through March 31, 1998 for the Gulfstream V. In 1997, the Gulfstream V was selected by the U.S. Air Force for its VCX program for use in the Special Mission Air Wing.

    The list price for a completed Gulfstream V is currently approximately $38,000,000 (depending on escalation and selected options). The Company provides a purchaser of a Gulfstream V with a 20 year or 20,000 flight hour warranty (whichever comes first) on the airframe structure and a six-year warranty on components (other than the engines). BMW Rolls-Royce GmbH provides a direct five-year or 2,500 flight hour warranty (whichever comes first) on the engines to purchasers of a Gulfstream V.

    GULFSTREAM IV-SP

    The Company's other principal aircraft product is the Gulfstream IV-SP, serving the large cabin business jet market. The Company believes that the Gulfstream IV-SP offers the best combination of large cabin size, long range, fast cruising speed and technologically advanced avionics of any large business jet aircraft in its market segment. The Gulfstream IV-SP is an enhanced version of the Gulfstream IV, which the Company began delivering to customers in 1985. In total, the Company has manufactured and sold 333 Gulfstream IVs/IV-SPs, making it the best selling large cabin business jet in the history of business aviation.

    The Gulfstream IV-SP can accommodate up to 19 passengers, has a range of up to 4,220 nautical miles and a cruising speed of up to Mach .85. These capabilities permit routine intercontinental travel at cruising speeds comparable to commercial airline cruising speeds, while operating efficiently at altitudes as high as 45,000 feet, flying above most commercial airline traffic and adverse weather. The Gulfstream IV/IV-SP is the holder of 67 distance, altitude and speed records for aircraft of its class including east-bound and west-bound around-the-world speed records (36 hours and 8 minutes (east-bound) and 45 hours and 25 minutes (west-bound)).

    The Gulfstream IV-SP is equipped with two Rolls-Royce Tay fan jet engines which have commercial airline-proven reliability and performance. The Tay engines can operate 8,000 flight hours between major overhauls, producing aircraft operating costs for the Gulfstream IV-SP that the Company believes are comparable to those of its competitors. Additionally, the Gulfstream IV-SP, together with the Gulfstream IV and the Gulfstream V, were the first business jet aircraft to combine an electronic "all glass cockpit" and an advanced avionics suite consisting of a fully integrated computerized flight management system, including a performance computer and automatic throttle systems.

    The list price for a completed Gulfstream IV-SP is currently approximately $28,600,000 (depending upon selected options). The Company provides a purchaser of a Gulfstream IV-SP with a 15 year or 15,000 flight hour warranty (whichever comes first) on the airframe structure and a 30 month warranty on most other parts (other than the engines). Rolls-Royce provides a direct five-year or 2,500 flight hour warranty (whichever comes first) on the engines to purchasers of a new Gulfstream IV-SP. Since the first delivery of a Gulfstream IV in 1985, warranty claims on the Gulfstream IV and Gulfstream IV-SP have aggregated less than 1% of aggregate net revenues from the sales of Gulfstream IVs and Gulfstream IV-SPs.

    GULFSTREAM IV-MPA

    The Company has designed and manufactured the Gulfstream IV-MPA, a multi-purpose derivative of the Gulfstream IV (designated C20-G) procured by and in service for the U. S. Navy. The Gulfstream IV-MPA may be equipped with a six-foot wide cargo door and/or high density seating (up to 26 passengers). These aircraft have the capability to convert from a cargo configuration to a 26 passenger configuration in less than four hours. Depending upon the specific configuration, the Gulfstream IV-MPA's list price ranges from $28,600,000 to $32,600,000. There are currently 8 Gulfstream IV-MPAs in service. The Company believes that the Gulfstream IV-MPA and other special mission modifications of the Gulfstream IV-SP aircraft will be important products for meeting the needs of government operators, military organizations, civil authorities and intelligence gathering agencies.

    GULFSTREAM SHARES

    The Company offers customers fractional ownership in Gulfstream IV-SP aircraft through a program established by the Company in 1995 in conjunction with EJI's NetJets-Registered Trademark- program. This program is designed to provide customers with the benefits of Gulfstream IV-SP aircraft ownership at a substantially lower cost than the purchase of an entire aircraft. The program significantly expands the market for Gulfstream IV-SP aircraft to include those customers whose aircraft usage patterns or financial resources do not justify or permit the direct purchase of a Gulfstream aircraft. The Gulfstream Shares program, by teaming Gulfstream and EJI, has brought the Gulfstream name, quality, reputation and marketing infrastructure together with the operational experience and reputation of the founder and leader in the business jet aircraft fractional ownership market.

    The Gulfstream Shares program is marketed by the Company. EJI purchases Gulfstream IV-SPs from the Company and then sells fractional ownership interests in such aircraft generally in one-eighth or one-quarter increments for which the customer receives 100 or 200 hours of flying time per year, respectively, with a guaranteed response time for pick-up of 10 hours or 6 hours, respectively. As of March 31, 1998, the Company had contracted to deliver to EJI 27 Gulfstream IV-SPs and two Gulfstream Vs in connection with the Gulfstream Shares program, 12 of which are in service and 17 of which will be delivered through 2000. EJI also has an option to purchase two additional Gulfstream IV-SPs. The customers enter into management and operating contracts with EJI which provide guaranteed services and operating costs. EJI's agreement with its customers provides for a term of five years with certain termination and renewal rights. There is no recourse to the Company under the provisions of these agreements or under the Company's contractual agreement with EJI.

    The Gulfstream IV-SP aircraft are maintained by the Company under a maintenance agreement with EJI. Further, under a lease arrangement, the Company provides EJI up to three pre-owned Gulfstream IV aircraft (which are included in the Company's pre-owned aircraft inventory) which make up EJI's core fleet and are used to facilitate EJI's meeting its response time and service guarantees. The Company has a proprietary agreement with EJI relating to the marketing activities and provision of the core fleet, pursuant to which the Company is reimbursed for certain marketing expenses and earns royalty fees on certain EJI revenues. The Company's marketing services agreement for Gulfstream Shares has a term of three years from 1996 which can be extended by mutual agreement of the parties.

    In addition to providing the Company with an incremental source of revenues, the Company believes the Gulfstream Shares program represents an important marketing tool. Fractional ownership provides the Company with a lower priced product that allows it to broaden its potential market and to create an entry level product for new Gulfstream customers. Over 60% of the current Shares customers are either first time buyers of an aircraft or are trading up to the Gulfstream IV-SP from a smaller aircraft program. Fractional ownership also allows the Company to offer an interim solution for customers who have an immediate need for aircraft transportation and desire to purchase a whole aircraft, but must wait for delivery due to the order backlog.

    The Company is currently pursuing opportunities for international Gulfstream Shares programs. In March 1998, the Company signed a contract for 12 Gulfstream IV-SPs, valued at approximately $335 million, to expand the fractional shares program to the Middle East.

    AIRCRAFT COMPLETION

    When the Company sells a new Gulfstream V or Gulfstream IV-SP, it generally contracts with its customer to deliver a green aircraft and a completed interior. The Company's completion services include painting and installing customer selected interiors and optional avionics. The Company believes that its completion services improve customer satisfaction while enhancing the Company's profitability. The Company has proprietary control over the specifications required to complete a Gulfstream V. Although other companies offer completion services for the Gulfstream IV-SP, the Company believes it has an advantage over other suppliers due to Gulfstream's understanding of its own aircraft and the interface requirements necessary for installation of custom-designed interiors and optional avionics systems. The Company believes that it also provides superior craftsmanship in designing and building customized interiors.

    Gulfstream has increased its completion order rate on new aircraft as a percentage of green aircraft orders from 70% in 1990 to nearly 100% in 1997. In an effort to simplify the selling process and to capture completion business, the Company currently markets its aircraft to customers on a completed basis. As part of this effort, the Company has developed an aircraft completion program that offers customers a customized interior using core standardized design elements. The use of these standardized elements allows the Company to more accurately predict and reduce costs, cut cycle times and increase consistency of production. This, together with its integrated marketing strategy, has allowed the Company to perform substantially all of the completion services for its green aircraft since 1993. In order to support the additional production and completion growth, the Company built a new paint hanger at its Long Beach facility.

    The Company's completion centers, located in Savannah, Georgia; Brunswick, Georgia; and Long Beach, California, offer full completion and refurbishing services. The Company's completion centers can accommodate an aggregate of up to 20 aircraft at one time.

    PREMIUM PRE-OWNED GULFSTREAM AIRCRAFT AND OTHER PRE-OWNED AIRCRAFT

    Pre-owned aircraft are routinely accepted in trade to facilitate the sale of new Gulfstream IV-SPs and Gulfstream Vs. The Company uses pre-owned Gulfstream aircraft as a significant tool in expanding the Company's potential market and competing with lower priced, new aircraft products.

    The Company refurbishes pre-owned Gulfstream aircraft and markets these aircraft as a branded product of the Company. Pursuant to this program, the Company backs pre-owned Gulfstream aircraft with a five-year warranty on the airframe structure and a 12 month warranty on virtually all other parts, including the engines under a separate warranty from Rolls-Royce Commercial Aero Engines Limited.

    Trade-in values for pre-owned aircraft generally are based on estimated fair market value ("FMV") at the time the trade-in will actually occur. If the trade-in time is greater than twelve months into the future, the Company's current practice is to reserve the right to determine FMV not more than six months prior to delivery of the green aircraft. Trade-in aircraft are always entered into inventory at the lower of cost or estimated realizable value. Any excess value offered to a customer above estimated realizable value is recognized as a reduction in the revenue received in the new aircraft sale transaction.

    Through its trade-in agreements, the Company reserves the right to pre-market the trade-in aircraft prior to acceptance of title from the customer. Over the past several years, the Company has been successful in entering into sales agreements on trade-in aircraft prior to acceptance of title. If market conditions change, however, no assurances can be made that the Company can continue this practice.

    The Company has provided a portion of its Gulfstream V customers whose contracts are currently in backlog with an option to trade in a Gulfstream aircraft at the time of their Gulfstream V aircraft delivery. These options may be at a specified dollar amount or at FMV "to be determined six months prior to green delivery" of the Gulfstream V. The Company continues to assess those options which are at a fixed dollar amount in light of market conditions and has determined such fixed dollar options are less than the FMV estimated for the time of Gulfstream V aircraft delivery. Although no assurance can be given that the fixed dollar trade-in aircraft values will remain at or below FMV at the time of trade, any adjustments required for values in excess of FMV will be appropriately reflected in the new aircraft sales transaction and the pre-owned inventory will be stated on the Company's books at the lower of cost or estimated realizable value.

    The Company has obtained certification of Gulfstream IIIs, Gulfstream IVs and Gulfstream IV-SPs for use in the Commonwealth of Independent States (the former Soviet Union) as a part of the Company's efforts to develop select international markets through the introduction of lower priced, pre-owned Gulfstreams.

    AIRCRAFT SERVICES, PARTS AND TECHNICAL SUPPORT

    The Company is committed to supporting, servicing and expanding the Gulfstream aircraft fleet as part of its customer-oriented strategy. The Company provides worldwide service and support by integrating a network of Company-owned service centers, three levels of authorized third-party service providers, worldwide parts depots, worldwide service representatives and 24 hour-a-day technical/AOG (aircraft on the ground) support. The Company believes that the service business offers potential for future expansion and growth as the Gulfstream fleet grows and that the high level of service the Company provides results in significant repeat business.

    SERVICE CENTERS. The Company operates service centers in Savannah and Brunswick, Georgia and Long Beach, California for aircraft maintenance functions, including modifications and major repairs. In 1996, the Company opened a new 200,000 square foot, state-of-the-art, service facility in Savannah, Georgia, with capacity for 12 to 20 Gulfstream Vs and Gulfstream IV-SPs. In 1997, the Company expanded the Service Center operations in Savannah to 24 hours a day, seven days a week.

    The Company has license agreements with Marshalls of Cambridge (Cambridge, England), Chrysler's Pentastar Aviation subsidiary (Ypsilanti, Michigan) and Jet Aviation (Singapore) to provide service, maintenance and repairs for Gulfstream aircraft. The licensees provide additional geographic service locations for the expanding Gulfstream fleet. Royalty fees are paid to the Company by the licensees based on labor hours expended. In addition, Associated Airlines (Melbourne, Australia) and Jet Aviation Business Jets (Geneva and Basel, Switzerland) serve as authorized warranty centers.

    PARTS. Parts are provided to aircraft owners through a network of five Company parts depots. Proprietary initiatives (including cancellation of discounts to third-party outlets, a gradual adjustment of parts pricing for high use items, and a gradual elimination of international price premiums) were undertaken to develop, improve and sustain the Company's competitive advantage in the fragmented parts market and to improve customer service levels.

    TECHNICAL INFORMATION. The Company markets aircraft support publications and technical documents to its customers and to third party service facilities. Additionally, a proprietary computerized maintenance program (CMP) is offered as a subscription service to customers for the management and tracking of the maintenance status of their aircraft. Approximately 95% of the Company's customers utilize this service. The Company has instituted a policy requiring third-party maintenance facilities to purchase factory technical support for scheduled maintenance performed on customer aircraft.

    SERVICECARE. In 1997, the Company introduced its ServiceCare program, the first comprehensive airframe, engine and avionics maintenance program to be offered in the business aircraft market. The program provides customers of new Gulfstream IV-SPs with scheduled and unscheduled maintenance at guaranteed costs. Coverage is provided on a world-wide basis, with all work to be accomplished at Gulfstream or Gulfstream authorized service centers.

    AIRCRAFT MAINTENANCE SERVICES. The Company has developed a proactive marketing and sales effort in its maintenance services operations, which has resulted in an increase in market share to approximately 60% of the maintenance services market for the Gulfstream fleet in 1997. The Company's estimated market share was approximately 55% in 1996.

    TRAINING AND FACILITIES. The Company provides pilot and maintenance training services to its customers as an integral component of the sale of new Gulfstream IV-SP, Gulfstream V and pre-owned Gulfstream aircraft. The Company has long-term agreements with FlightSafety International ("FSI") for the provision of this high quality training service.

    FSI maintains and operates training facilities co-located with the Company's Savannah and Long Beach operations. In 1997, FSI completed a new 65,000 square foot training facility adjacent to the Gulfstream Service Center in Savannah. This facility, which became operational in January 1998, contains 21 classrooms, 16 briefing rooms and four CPM (cockpit procedures modules) rooms. In addition, it houses simulators supporting the entire Gulfstream product line (Gulfstream I through Gulfstream V). Gulfstream, in conjunction with FSI, facilitates the operation of a Customer Training Advisory Board which provides direct customer and original equipment manufacturer input to FSI's training curriculums and course content.

    Additionally, pilot and maintenance training services are provided to Gulfstream customers by SimuFlite Training International ("SimuFlite") located at Dallas-Fort Worth International Airport, Texas. SimuFlite provides training services for Gulfstream II, Gulfstream III and Gulfstream IV aircraft. Gulfstream, in conjunction with SimuFlite, facilitates the operation of an additional Customer Training Advisory Board which provides direct customer and original equipment manufacturer input to SimuFlite training curriculums and course content.

    GULFSTREAM CHARTER AND AIRCRAFT MANAGEMENT SERVICES

    The Company has developed Gulfstream Charter Services to provide its customers with easy access to the Gulfstream charter market. The program helps customers meet their interim and supplemental lift requirements by connecting potential Gulfstream charter customers with operators through a private label relationship with a charter services manager. In addition, Gulfstream expects to finalize an agreement with a third party provider to offer Gulfstream Management Services, an outsourcing program for the management of a Gulfstream aircraft. Through this service, individual and corporate owners of Gulfstream aircraft can receive aircrew, dispatch and maintenance management services directly through Gulfstream.

    GULFSTREAM OPERATING LEASE

    The Company is in the process of developing a Gulfstream operating lease program. This program, which is expected to include third party participation, would provide an important vehicle for new Gulfstream aircraft sales, offer customers an additional solution for their interim aircraft operating needs and introduce customers with less initial capital to Gulfstream's product offerings. Gulfstream will market the leases, provide maintenance services and share in the operating lease profits. The Company expects this product to have significant international as well as domestic potential.

    AIRCRAFT FINANCING ARRANGEMENTS

    The Company, through its subsidiary Gulfstream Financial Services Corporation, provides customers with access to customized financial products to support the worldwide sale of Gulfstream new and pre-owned aircraft. GFSC representatives typically consult with potential customers to develop the most effective means of financing the purchase of a Gulfstream jet for each such customer's specialized needs.

    The financial products (including capital and operating leases, loans, tax advantaged leases, like-kind exchange options, and Export-Import Bank support) are provided on a competitive basis through proprietary, private label relationships with prominent providers of aircraft financing, that have full credit review and approval rights and assume all credit risk with no recourse to the Company. Additionally, the Company and its North American financing provider have entered into a re-marketing arrangement which enables the Company to manage the resale of any Gulfstream aircraft whose lease financing period has ended. This private label agreement has a term of five years from 1996 with a minimum lending commitment of $250 million annually, and can be extended by mutual agreement of the parties. GFSC has facilitated financing for over $550 million of new and pre-owned aircraft sales in 1996 and 1997.

    The Company believes that the access provided by GFSC to financing sources for customers throughout the world serves to expedite and increase sales of new and pre-owned aircraft and also enables the Company to effectively manage the residual values of the Gulfstream fleet.

BACKLOG AND NEW ORDERS

    At March 31, 1998, the Company had a firm contract backlog of approximately $2.8 billion, representing a total of 47 contracts for Gulfstream Vs and 41 contracts for Gulfstream IV-SPs. In addition, during the quarter ended March 31, 1998, the Company signed a contract for 12 Gulfstream IV-SPs to expand its highly successful Gulfstream Shares fractional ownership program into the Middle East region. This contract is valued at approximately $335 million and is not included in the Company's backlog. In 1993, the Company established very stringent deposit requirements for recording aircraft into its backlog. The contract for the Middle East Shares expansion includes modestly different deposit requirements early in the program. The Company has decided for the initial phase of the program to record these orders when the aircraft are delivered. Including the Middle East contract, the Company had a total of 100 aircraft, valued at approximately $3.1 billion of potential future revenues, under contract.

    The Company includes an order in backlog only if the Company has entered into a purchase contract (with no contingencies) with a customer and has received a significant (generally non-refundable) deposit from the customer. Approximately 51% of the Company's contractual backlog (which excludes the contract for 12 Gulfstream IV-SPs for the Middle East Shares program) is scheduled for delivery beyond 1998. Approximately 80% of the Company's backlog is North American and approximately 20% is international.

    Generally, at the signing of a Gulfstream IV-SP or Gulfstream V contract, a customer makes a non-refundable deposit with the Company. Subsequently, the customer makes a series of significant progress payments, with approximately 90% of the purchase price paid prior to delivery of the green aircraft. The Company monitors the condition of its backlog and believes, based on the nature of its customers and its historical experience, that there will not be a significant number of cancellations. However, to the extent that there is a lengthy period of time between a customer's aircraft order and its expected delivery date, there may be increased uncertainty as to changes in business and economic conditions which may affect customer cancellations.

    New orders for the Gulfstream V and the Gulfstream IV-SP totaled seven and 39 in 1997, 21 and 44 in 1996, and 12 and 30 in 1995, respectively. In the first quarter of 1998, the Company received 13 new orders, nine Gulfstream Vs and four Gulfstream IV-SPs, which are included in backlog and signed a contract for 12 Gulfstream IV-SPs for the Middle East Shares program (which are not included in backlog). Orders tend to vary from year to year reflecting a number of factors, including competitive circumstances, worldwide economic and geopolitical conditions and the timing of customer decisions in placing new orders due to budget planning and specific transportation needs.

CUSTOMERS AND MARKETING

    The majority of the Company's aircraft are sold to national and multinational corporations and governments. Gulfstream's aircraft are operated by customers in a wide spectrum of industries and customer groups, including: pharmaceuticals, consumer goods, high technology, energy, industrial manufacturing, finance, insurance, real estate, mining, transportation, communications, public utilities, retail trade, the United States government, other sovereign entities and individuals. Seventy percent of the Gulfstream fleet is based in North America and 30% of the fleet is based in 45 countries worldwide. Current owners of Gulfstream aircraft include 31 of the Fortune 50 companies and 117 of the Fortune 500 companies. In addition, the United States government, including all branches of the United States military, and 38 foreign governments operate Gulfstream aircraft. Gulfstream aircraft provide air transportation for the President, Vice President and other senior members of the United States government. Over 40 Gulfstream aircraft are currently in operation with various United States government agencies, including the FAA.

    The diverse Gulfstream customer base combined with wide geographic distribution requires an integrated marketing, communications and sales approach. The Company's marketing and communications program is designed to create general awareness of the Company, its products and services, while the sales approach is highly personalized and focused on the key decision makers, as well as flight departments and other managers within the customer's organization.

    Gulfstream operates an International Advisory Board of 17 prominent international business executives and senior statesmen to advise the Company on international activities in support of the Company's strategic initiatives to further penetrate the international markets.

    The Company's marketing and communications program is a carefully integrated combination of business and trade advertising, direct mail, press coverage, trade shows and special events. These activities are specifically developed to create personal selling opportunities for the sales team and senior management with assistance from the Board of Directors and International Advisory Board.

    The Company has 22 sales executives located both in North America and around the world. Internationally, the Company also utilizes independent agents who facilitate transactions in selected local markets.

    The Company pursues government and special mission business opportunities worldwide with a four person sales team located in Washington, D.C. These sales executives are specifically suited by their background and experience to deal with military and government customers. The Company's government relations function also involves two people with experience in regulatory, legislative and appropriations processes essential to the conduct of the Company's business with the United States government.

COMPETITION

    The business aircraft market generally is divided into four segments (light, medium, large and ultra-long range) of aircraft either designed or converted for business use.

    The Gulfstream IV-SP competes in the large cabin business jet aircraft market segment, principally with Dassault Aviation S.A. and, to a lesser extent, Bombardier. The Gulfstream V competes in the ultra-long range business jet aircraft market segment, primarily with the Global Express which is being marketed by Canadair, a subsidiary of Bombardier, and which is scheduled for certification in the second quarter 1998. In July 1996, Boeing, in partnership with General Electric Co., publicly announced that it intends to begin to market a version of the Boeing 737 into the ultra-long range business jet aircraft market segment. Boeing has indicated that it expects that this aircraft could be available for delivery in the fourth quarter of 1998. In addition, Airbus Industries announced in June 1997 that it intends to manufacture a version of the A319CJ for the ultra-long range business jet market and expects certification and delivery of this aircraft in early 1999. The Company's competitors may have access to greater resources (including, in certain cases, governmental subsidies) than are available to the Company. The Company believes, however, that it competes favorably with its competitors on the basis of the performance characteristics of its aircraft, the quality, range and timeliness of the service it provides and its innovative marketing techniques, and that it has the leading market share in both the large cabin and ultra-long range business jet aircraft market segments. The Company believes its aircraft's operating costs are comparable to or lower than those of its competitors and that its products are competitively priced.

RESEARCH AND DEVELOPMENT

    The Company conducts an internally funded research and development program primarily for the enhancement of the existing Gulfstream aircraft fleet and for the development of new aircraft. The Company's research and development expenditures are cyclical and tend to be relatively high several years prior to the introduction of a new aircraft model and to decrease significantly as that product cycle matures. All amounts expended on research and development are expensed as incurred.

    The Company's research and development program is based on product and process improvement to satisfy changing customer needs and changing regulatory requirements. The Company's research and development efforts have focused on improving operating efficiencies, performance, safety and reliability, reducing pilot workloads, realizing environmental benefits, reducing weight and improving ease of manufacture.

    The Company believes that its emphasis on technology and product improvements for aircraft in the Gulfstream fleet has provided and will continue to provide added value for the Gulfstream customer. For aircraft already produced and in service, aircraft changes, which incorporate product improvements, are generally made available for purchase by existing owners of Gulfstream aircraft.

MATERIALS AND COMPONENTS

    Approximately 70% of the production costs of both the Gulfstream IV-SP and the Gulfstream V consist of purchased materials and equipment. Many materials and items of equipment used in the production of the Company's aircraft, such as the engines, wings, landing gear and avionics systems, are purchased from other manufacturers, generally pursuant to long-term purchase orders. For the Gulfstream V, the Company has entered into revenue sharing agreements for the wing and empennage. Under these agreements, the revenue share partner is responsible for the detailed design, tooling and manufacture of the systems in exchange for a fixed percentage of revenues of each Gulfstream V sold. As is typical among general aviation aircraft manufacturers, the Company relies on single source suppliers for complex aircraft components and systems. These single sources are selected based on overall aircraft systems requirements, quality and certification requirements and competitiveness in the market. The Company's major suppliers include Rolls-Royce Commercial Aero Engines Limited (Gulfstream IV-SP engines), BMW Rolls-Royce GmbH (Gulfstream V engines), Honeywell Incorporated (Gulfstream IV-SP and Gulfstream V flight management systems/avionics), The Aerostructures Corporation (Gulfstream IV-SP wing), Northrop Grumman Corporation (Gulfstream V wing revenue share partner and Gulfstream IV-SP nacelle supplier), Fokker Aviation B.V., a subsidiary of Stork B.V., (Gulfstream V empennage revenue share partner), The B.F. Goodrich Co. (Gulfstream IV-SP and Gulfstream V landing gears and air speed sensors), Sundstrand Corp. (Gulfstream V electrical system and actuators) and

AlliedSignal, Inc. (Gulfstream IV-SP and Gulfstream V auxiliary power unit and environmental control systems and Gulfstream IV-SP electrical systems).

    Suppliers are selected on the basis of their ability to produce high quality systems and components at competitive prices on a timely basis. The Company has had continuing relationships with most of its major suppliers since the inception of the Gulfstream II program in 1966. Ongoing supplier relationships are dependent on cooperation, performance and the maintenance of competitive pricing. From time to time suppliers have been replaced as the quality of such suppliers' products declined or the costs associated therewith failed to remain competitive. While the Company's production activities have not been materially affected by the inability to obtain essential components, and while it maintains business interruption insurance in the event that such a disruption should occur, the failure of certain suppliers or subcontractors to meet the Company's performance specifications, quality standards or delivery schedules could adversely impact the Company's operations. In addition, the Company's ability to significantly increase its production rate could be limited by the ability of its key suppliers to increase their delivery rates; however, in the past, the Company's ability to maintain or increase production has not been significantly limited by suppliers' performance. In addition, under many of its supply contracts, the Company is permitted to increase or decrease the quantity of components or systems being ordered at no cost on six months notice.

    The Company has negotiated multi-year agreements with its major Gulfstream IV-SP and Gulfstream V suppliers. All of the agreements with the exception of the revenue share agreements, allow schedule flexibility and have no cost termination clauses at the Company's option, subject to certain conditions and prior notification periods. The terms of the revenue share agreements with Northrop Grumman Corporation for the wing and Fokker Aviation B.V. for the empennage continue so long as the Company is manufacturing the Gulfstream V and prices are determined as a function of the sale price of the Gulfstream aircraft.

REGULATION

    In order for an aircraft model to be manufactured for sale, the FAA must issue a Type Certificate and a Production Certificate for the aircraft model and, in order for an individual aircraft to be operated, an Airworthiness Certificate. Type Certificates are issued by the FAA when an aircraft model is determined to meet certain performance, environmental, safety and other technical criteria. The Production Certificate ensures that the aircraft is built to specifications approved under the Type Certificate. An Airworthiness Certificate is issued for a particular aircraft when it is certified to have been built in accordance with specifications approved under the Type Certificate for that particular model aircraft. Gulfstream has never had a Type Certificate or a Production Certificate suspended, nor had any jet aircraft grounded as the result of regulatory action.

    All of the Company's aircraft models comply with all currently applicable federal laws and regulations pertaining to aircraft noise and engine emissions. Due to their weight (under 75,000 pounds), all Gulfstream II, III, IV and IV-SP aircraft are currently exempt from the FAA Stage 3 noise requirements. Notwithstanding federal requirements, foreign and local jurisdictions and airport authorities may establish more stringent restrictions pertaining to aircraft noise. Such local and foreign regulations in several locations currently restrict the operation of certain jet aircraft, including the Gulfstream II, IIB and III and certain of their competitors from landing or taking off during late evening and early morning hours. Each of the Gulfstream IV, IV-SP and V aircraft produce noise levels below the FAA's Stage 3 and ICAO's Chapter 3 noise ceilings.

EMPLOYEES

    At March 31, 1998, the Company employed approximately 5,900 persons, of whom approximately 4,100 were employed at the Company's Savannah, Georgia facility, 100 were employed at the Brunswick, Georgia facility, 650 were employed at the Bethany, Oklahoma facility, 630 were employed at the

Long Beach, California facility and 400 were employed at the Mexicali, Mexico facility. None of the workers at the Savannah, Brunswick, Long Beach, or Mexicali facilities are unionized. In 1996, the Company entered into a five-year contract with the International Union of United Automobile, Aerospace & Agricultural Implement Workers of America, which represents certain of the Company's employees at its Bethany, Oklahoma plant. The Company considers its overall employee relations to be good.

PROPERTIES

    The Company's production and service facilities are located in Savannah and Brunswick, Georgia; Bethany, Oklahoma; Long Beach, California; and Mexicali, Mexico.

    The Savannah facility occupies approximately 1,500,000 square feet and is the location of the Company's corporate offices. Functions performed at the Savannah complex include Gulfstream IV-SP and Gulfstream V manufacturing, assembly and completion, product support, service, repair and overhaul of customer-owned Gulfstream aircraft and new product design, engineering and development. The Savannah completion center, occupying approximately 140,000 square feet, is adjacent to the aircraft production line and simultaneously accommodates completion of up to 10 Gulfstream IV-SP or six Gulfstream V aircraft. All of the land and buildings constituting the Savannah facility are owned by the Company.

    Any prolonged disruption in the use of the Savannah facility due to the destruction of or material damage to such facility, or other reasons, could have an adverse effect on the Company's operations. The Company maintains property and business interruption insurance to protect against any such disruption, but there can be no assurance that the proceeds of such insurance would be adequate to repair or rebuild its facilities in such event or to compensate the Company for losses incurred during the period of any such disruption.

    The Company leases approximately 53,000 square feet of hangar and adjacent office space in Brunswick, Georgia. The Brunswick facility is both a service center facility and completion facility and has the capacity for four aircraft. The lease term, which is renewable annually at Gulfstream's option, extends to May 1998.

    The Bethany facility occupies approximately 500,000 square feet, all of which are in buildings leased under leases expiring in 2007. At the Bethany facility, the Company manufactures over 17,000 different detail parts for the Gulfstream IV-SP and over 13,000 for the Gulfstream V.

    The 250,000 square foot Long Beach facility consists of completion facilities, which have capacity for eight aircraft, service center facilities, which have capacity for seven aircraft, and design and administrative functions. The Company owns the buildings and leases the land; the lease expires in 2014.

    During 1997, the Company entered into a lease for an additional 62,000 square foot hangar building located on the same airport and in close proximity to the Long Beach facility. The hangar is used for both service and completion operations and has a capacity for six aircraft; the lease expires in 1999. The Company continues to lease an adjacent facility of approximately 22,000 square feet used as a completion facility with a capacity for two aircraft; the lease expires in 2000. Also during 1997, the Long Beach facility expanded further by completing a 59,000 square foot aircraft paint facility. The Company owns this building, and leases the land at this facility; the lease expires in 2007. The expansions described above are part of the Company's overall plan to more than double the 1996 annual production levels to approximately 60 Gulfstream V and Gulfstream IV-SP aircraft by 1999.

    The Company's Mexicali, Mexico plant occupies approximately 50,000 square feet of leased space under leases expiring in December 1998 and assembles electrical products, including wire harnesses, used in Gulfstream production, and performs repair and service operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Set forth below are the directors and executive officers of each of the Company, Gulfstream Aircraft Incorporated, the Company's sales and marketing subsidiary, and Gulfstream Financial Services Corporation, the Company's financing subsidiary, as of the date hereof. The Company does not have a Chief Executive Officer, but operates principally through a five-member management committee (the "Management Committee") chaired by Theodore J. Forstmann and comprised of four other key executives who share responsibility for strategic decisions, management and oversight of the Company's operations. Each Management Committee member is also individually responsible for leadership of specific organizations within the Company, such as engineering, manufacturing and service, finance and information technology, and sales and marketing. Officers serve at the discretion of the Board of Directors.

NAME                                 AGE                            POSITION
-------------------------------      ---      ----------------------------------------------------
Theodore J. Forstmann (c),               58   Chairman of the Board and Director of the Company;
(d)............................                 Chairman of the Management Committee
Bryan T. Moss (a)..............          58   Vice Chairman of the Board and Director of the
                                                Company;
                                              Vice Chairman and Chief Executive Officer of
                                                Gulfstream Aircraft Incorporated;
                                                Management Committee member
James T. Johnson (c)...........          55   President, Chief Operating Officer and Director of
                                              the Company;
                                              Management Committee member
Chris A. Davis (a).............          47   Executive Vice President, Chief Financial Officer
                                              and Secretary and Director of the Company;
                                              Executive Vice President and Chief Financial Officer
                                                of Gulfstream Aircraft Incorporated;
                                              President and Chief Operating Officer of Gulfstream
                                                Financial Services Corporation;
                                                Management Committee member
W.W. Boisture, Jr. (b).........          53   Executive Vice President and Director of the
                                              Company; President and Chief Operating Officer of
                                                Gulfstream Aircraft Incorporated;
                                                Management Committee member
Robert Anderson (c)............          77   Director
Charlotte L. Beers (a).........          62   Director
Thomas D. Bell, Jr. (a)........          48   Director
Lynn Forester (c)..............          43   Director
Nicholas C. Forstmann (a),               51   Director
(d)............................
Sandra J. Horbach (b)..........          37   Director
Henry A. Kissinger (b).........          74   Director
Drew Lewis (c).................          66   Director
Mark H. McCormack (c)..........          67   Director
Michael S. Ovitz (b)...........          51   Director
Allen E. Paulson (b)...........          76   Director
Roger S. Penske (a)............          61   Director
Colin L. Powell (b)............          61   Director
Gerard R. Roche (c)............          66   Director
Donald H. Rumsfeld (a).........          65   Director
George P. Shultz (b)...........          77   Director
Robert S. Strauss (c)..........          79   Director

------------------------
(a) Class I director.
(b) Class II director.
(c) Class III director.
(d) Theodore J. Forstmann and Nicholas C. Forstmann are brothers.

    Theodore J. Forstmann has served as Chairman of the Board of the Company since November 1993 and is Chairman of the Company's Management Committee. Mr. Forstmann has been a general partner of FLC Partnership, L.P. since he co-founded Forstmann Little in 1978. He is also a director of General Instrument Corporation.

    Bryan T. Moss has served as Vice Chairman and a director of the Company and Vice Chairman and Chief Executive Officer of Gulfstream Aircraft Incorporated since March 1995 and is a member of the Company's Management Committee. Prior to joining the Company, he was President of Bombardier Business Aircraft Division where he was responsible for the Challenger and Global Express business jet programs from 1989 to March 1995.

    James T. Johnson has served as President, Chief Operating Officer and a director of the Company since August 1997 and is a member of the Company's Management Committee. Mr. Johnson was President of GE Capital Aviation Services from 1994 to July 1997. He was Executive Vice President of United Technologies and President of the Large Commercial Engines Business of its Pratt & Whitney subsidiary in 1993. Prior to 1993, Mr. Johnson served in increasingly senior positions during a 28-year career at The Boeing Company, most recently as Vice President and General Manager of its Everett Division.

    Chris A. Davis has served as Executive Vice President and Chief Financial Officer of the Company since July 1993, Secretary since August 1996 and a director since March 1997 and is a member of the Company's Management Committee. She is also President and Chief Operating Officer of Gulfstream Financial Services Corporation and Executive Vice President and Chief Financial Officer of Gulfstream Aircraft Incorporated. Ms. Davis served in increasingly senior financial management positions at General Electric Company from 1978 to 1993, most recently as chief financial officer of its Electronic Systems Division. Ms. Davis is also a director of Wolverine Tube, Inc.

    W.W. Boisture, Jr. has served as Executive Vice President of the Company since February 1994 and as a director since February 1995 and is a member of the Company's Management Committee. Mr. Boisture has principal responsibility for the Company's sales and marketing activities and is President and Chief Operating Officer of Gulfstream Aircraft Incorporated. Prior to joining the Company, he was President and Chief Executive Officer of British Aerospace Corporate Jets from October 1992 through 1993 where he was responsible for the "Hawker" business jet product line and its worldwide marketing, sales and support organization. From early 1990 to 1992, Mr. Boisture was Chairman, President and Chief Executive Officer of Butler Aviation, a nationwide aviation services company.

    Robert Anderson has been a director of the Company since March 1990. He has served as Chairman Emeritus of Rockwell Corporation since February 1990. Mr. Anderson is also a director of Optical Data Networks, Inc., the Timken Company, Aftermarket Technology Corp. and Motor Cargo Industries.

    Charlotte L. Beers has been a director of the Company since July 1993. She has been Chairman Emeritus of Ogilvy & Mather Worldwide, Inc. ("Ogilvy & Mather") since April 1997. She was Chairman of Ogilvy & Mather from April 1992 to April 1997 and Chief Executive Officer from April 1992 to September 1996.

    Thomas D. Bell, Jr. has been a director of the Company since April 1994. Mr. Bell has been President and Chief Executive Officer of Burson-Marsteller, a division of Young & Rubicam Inc., since May 1995. Mr. Bell was Vice Chairman of the Company from April 1994 to April 1995. From 1991 to 1994, Mr. Bell served as Vice Chairman and Chief Operating Officer of Burson-Marsteller. Mr. Bell is also a director of Lincoln National Corporation.

    Lynn Forester has been a director of the Company since March 1997. She has been President and Chief Executive Officer of FirstMark Holdings, Inc., since 1984. From 1989 to December 1994, she was Chairman and Chief Executive Officer of TPI Communications International, Inc. She is also a director of

General Instrument Corporation and Vice Chairman of the Corporate Commission on Educational Technology.

    Nicholas C. Forstmann has been a director of the Company since March 1990. He has been a general partner of FLC Partnership, L.P. since he co-founded Forstmann Little in 1978. He is also a director of CommScope, Inc.

    Sandra J. Horbach has been a director of the Company since September 1994. She has been a general partner of FLC Partnership, L.P. since January 1993. She joined Forstmann Little in August 1987. She is also a director of Department 56, Inc.

    Henry A. Kissinger has been a director of the Company since December 1997. Dr. Kissinger is Chairman of Kissinger Associates, Inc., an international consulting firm. He was United States Secretary of State from 1973 to 1977 and Assistant to the President for National Security Affairs from 1969 to 1975. Dr. Kissinger has been awarded the Nobel Peace Prize, the Presidential Medal of Freedom and the Medal of Liberty. Dr. Kissinger is also a director of Continental Grain Company, Revlon, Inc., Freeport & McMoran Copper and Gold, Inc. and Hollinger International Inc.

    Drew Lewis has been a director of the Company since March 1990. He has served as Chairman and Chief Executive Officer of Union Pacific Corporation from October 1987 to December 1996. He is also a director of Union Pacific Resources Group, Inc., American Express Company, Lucent Technologies, FPL Group, Inc., Gannett Co., Inc. and AmTec Communications.

    Mark H. McCormack has been a director of the Company since May 1997. Mr. McCormack has served as President, Chief Executive Officer and a director of International Management Group since 1965. He also serves as a director of Fruit of the Loom, Inc. and Planet Hollywood International, Inc.

    Michael S. Ovitz has been a director of the Company since March 1997. He is an independent businessman and investor. From October 1995 to December 1996, Mr. Ovitz was President of The Walt Disney Company. From 1975 to 1995, Mr. Ovitz served as chairman of Creative Artists Agency, which he co-founded.

    Allen E. Paulson has been a director of the Company since March 1990. He served as Chairman, Chief Executive Officer and a director of Gulfstream Aerospace Corporation (a Georgia corporation and wholly owned indirect subsidiary of the Company) and its predecessors from 1978, when he purchased the corporate jet division of Grumman Aerospace and began Gulfstream American (a predecessor of the Company), to 1992. He has also served as Chairman of the Company from March 1990 and Chief Executive Officer of the Company from January 1992 to August 1992. He is also a director of CardioDynamics International Corp. and Full House Resorts, Inc.

    Roger S. Penske has been a director of the Company since December 1993. Mr. Penske has been Chairman and a director of Penske Corporation since 1969 and Chairman, Chief Executive Officer and a director of Detroit Diesel Corporation since 1987. Mr. Penske is also a director of Penske Motorsports, Inc., Philip Morris Companies Inc. and General Electric Co.

    Colin L. Powell has been a director of the Company since May 1996. General Powell is Chairman of America's Promise--The Alliance for Youth. Mr. Powell served as the Chairman of the Joint Chiefs of Staff from October 1989 to September 1993. Prior to that, Mr. Powell served as the National Security Adviser from December 1987 to January 1989.

    Gerard R. Roche has been a director of the Company since January 1993. Mr. Roche has been Chairman of Heidrick & Struggles, Inc. since 1981.

    Donald H. Rumsfeld has been a director of the Company since April 1993. Mr. Rumsfeld has been in private business since August 1993. From October 1990 to August 1993, Mr. Rumsfeld served as Chairman and Chief Executive Officer of General Instrument Corporation. Mr. Rumsfeld is also a director of ABB AB, Kellogg Company, Sears Roebuck and Co. and Tribune Company. From 1962 to 1977, Mr. Rumsfeld served in a variety of U.S. Government posts, including U.S. Congressman, Ambassador to NATO, White House Chief of Staff and Secretary of Defense.

    George P. Shultz has been a director of the Company since November 1991. Mr. Shultz served as the United States Secretary of State from July 1982 until January 1989 and is a Distinguished Fellow of the Hoover Institute. Mr. Shultz is also a director of AirTouch Communications, Inc. and Gilead Sciences, Inc.

    Robert S. Strauss has been a director of the Company since April 1993. Mr. Strauss is a founder of and partner in the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P. ("Akin Gump") and served as U.S. Ambassador to the Soviet Union, and upon its dissolution, to the Russian Federation from August 1991 to November 1992. In November 1992, Mr. Strauss returned to Akin Gump. Mr. Strauss is also a director of Archer-Daniels-Midland Co. and Hollinger International Inc.

INTERNATIONAL ADVISORY BOARD

    In 1994, the Company established an International Advisory Board of 17 prominent international business executives and senior statesmen to counsel the Company and assist in its strategic initiatives to further penetrate international markets. The International Advisory Board, which meets once a year, is comprised of the following individuals, representing the principal geographic areas of the world.

              NAME                       PRINCIPAL AFFILIATION           GEOGRAPHIC AREA
---------------------------------  ---------------------------------  ----------------------
Theodore J. Forstmann............  Chairman of the Company and Co-    United States
                                     founder of Forstmann Little
George P. Shultz.................  Former U.S. Secretary of State;    United States
  (Co-Chairman)                      Distinguished Fellow, Hoover
                                     Institute
Robert S. Strauss................  Former Ambassador to the Soviet    United States
  (Co-Chairman)                      Union and Russian Federation;
                                     Partner, Akin, Gump, Strauss,
                                     Hauer & Feld, L.L.P.
Henry A. Kissinger...............  Former U.S. Secretary of State;    United States
  (Co-Chairman)                      Chairman of Kissinger
                                     Associates, Inc.
Fouad M.T. Alghanim..............  Chairman of Alghanim Group         Saudi Arabia
Conrad M. Black..................  Chairman and Chief Executive       Canada
                                     Officer of Hollinger, Inc.
Gustavo A. Cisneros..............  President and Chief Executive      South America
                                     Officer of Cisneros Group of
                                     Companies
Bernard Duc......................  Senior Partner, H.M.I., Ltd.       Southeast Asia
Claudio X. Gonzalez..............  Chairman and Chief Executive       Mexico
                                     Officer of Kimberly Clark de
                                     Mexico, S.A. de C.V.
Hong-choo Hyun...................  Attorney at Law, Kim & Chang       Korea
Henry H. Keswick.................  Chairman of Matheson & Co.,        United Kingdom/Europe
                                     Limited
David K.P. Li....................  Chairman and Chief Executive       Hong Kong/China
                                     Officer of The Bank of East
                                     Asia, Limited
Karl Otto Pohl...................  Partner, Sal. Oppenheim Jr. &      Germany
                                   Cie.
Lord Jacob Rothschild............  Chairman of J. Rothschild Group    United Kingdom/Europe
Julio Mario Santo Domingo, Sr....  Chairman of the Board of Bavaria,  South America
                                     S.A.
Hiroshi Toyokawa.................  President of Okura & Co., Ltd.     Japan
Alec Wildenstein.................  Chief Executive Officer of         Europe
                                     Wildenstein & Co.

                              SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of Common Stock (i) immediately prior to the consummation of the Offerings, and (ii) as adjusted to reflect the sale of the shares of Common Stock pursuant to the Offerings by each Selling Stockholder participating in the Offerings. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them, except to the extent such power may be shared with a spouse.

                                          SHARES BENEFICIALLY                             SHARES BENEFICIALLY
                                             OWNED PRIOR TO                                   OWNED AFTER
                                             OFFERINGS (1)                                   OFFERINGS (1)
                                      ----------------------------                 ----------------------------------
                                                                       NUMBER
                                                                         OF
                                                                       SHARES
NAME                                     NUMBER       PERCENT(2)     OFFERED(1)          NUMBER          PERCENT(2)
------------------------------------  -------------  -------------  -------------  -------------------  -------------
MBO-IV (3)..........................     19,467,013         26.8%       9,161,108        10,305,905            13.6%
Gulfstream Partners (3).............      5,071,259          7.0        2,386,517         2,684,742             3.6%
Gulfstream Partners II, L.P. (3)....      6,853,399          9.4        3,225,185         3,628,214             4.8%
Robert Anderson.....................         61,335            *           28,864            32,471               *
Charlotte L. Beers..................         30,889            *           14,536            16,353               *
Thomas D. Bell, Jr..................        123,555            *           58,145            65,410               *
W.W. Boisture, Jr...................        354,481            *          208,249           152,626               *
Chris A. Davis......................        184,610            *          116,290            76,312               *
Lynn Forester.......................         13,333            *           18,824                 0               *
Nicholas C. Forstmann (3)...........     31,391,671         43.2       14,772,810        16,618,861            22.0%
Theodore J. Forstmann (3)...........     31,766,671         43.7       15,038,793        16,727,878            22.1%
Sandra J. Horbach (3)...............      6,928,399          9.5        3,278,382         3,650,017             4.8%
James T. Johnson....................              0            *          470,597                 0               *
Henry A. Kissinger..................              0            *           65,884                 0               *
Drew Lewis (3)......................         30,447            *           14,328            16,119               *
Mark H. McCormack...................         13,333            *           18,824                 0               *
Bryan T. Moss.......................        370,666            *          174,434           196,232               *
Michael S. Ovitz....................         13,333            *           18,824                 0               *
Roger S. Penske.....................         61,778            *           29,073            32,705               *
Colin L. Powell.....................         37,500            *           39,897                 0               *
Gerard Roche........................         30,889            *           14,536            16,353               *
Donald H. Rumsfeld (4)..............         61,778            *           29,073            32,705               *
George P. Shultz....................         61,335            *           28,864            32,471               *
Robert S. Strauss...................         61,335            *           28,864            32,471               *

ADDITIONAL SELLING STOCKHOLDERS:
260 additional Selling Stockholders,
  each of whom is selling less than
  133,000 shares in the Offerings
  and will beneficially own less
  than 1% of the outstanding Common
  Stock after the Offerings.........      2,816,825          3.4        1,529,904         1,433,648             1.9

------------------------

* The percentage of shares of Common Stock beneficially owned does not exceed one percent of the outstanding shares of Common Stock.

(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days following March 31, 1998. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any shares which such person or persons has or have the right to acquire within 60 days following March 31, 1998 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Each Selling Stockholder other than the Forstmann Little Partnerships (an "Other Selling Stockholder") has the right to participate with the Forstmann Little Partnerships in the Offerings. Other Selling Stockholders may participate in the Offerings with respect to their options regardless of whether they beneficially own the shares subject to such options for purposes of this table. Information about the shares being offered, beneficial ownership after the Offerings and the Selling Stockholders is subject to change pending final confirmation of Selling Stockholder participation in the Offerings, prior to pricing of the Offerings.

(2) Based on 72,670,107 shares outstanding on March 31, 1998 and 75,581,184 shares outstanding after the Offerings.

(3) MBO-IV is Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV. The address of MBO-IV, Gulfstream Partners and Gulfstream Partners II, L.P., each a New York limited partnership, is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153. The general partner of MBO-IV is FLC Partnership, L.P., a limited partnership of which Theodore J. Forstmann, Nicholas C. Forstmann, Steven B. Klinsky, Sandra J. Horbach, Winston W. Hutchins and Thomas H. Lister are general partners. The general partner of Gulfstream Partners is FLC XXI Partnership, a general partnership of which Wm. Brian Little, Nicholas C. Forstmann, Steven B. Klinsky, Winston W. Hutchins, John A. Sprague, Wm. Brian Little IRA, Winston W. Hutchins IRA, John A. Sprague IRA and TJ/JA L.P., a Delaware limited partnership, are general partners. The general partner of TJ/JA L.P. is Theodore J. Forstmann. The general partner of Gulfstream Partners II, L.P. is FLC XXIV Partnership, a general partnership of which Theodore J. Forstmann, Nicholas C. Forstmann, Wm. Brian Little, John A. Sprague, Steven
    B. Klinsky, Sandra J. Horbach and Winston W. Hutchins are general partners. Accordingly, each of such individuals and partnerships may be deemed the beneficial owners of shares owned by MBO-IV, Gulfstream Partners and/or Gulfstream Partners II, L.P. in which such individual or partnership is a partner. For the purposes of this table, such beneficial ownership is included. Ms. Horbach and Mr. Lister do not have any voting or investment power with respect to, or any economic interest in, the shares of Common Stock held by MBO-IV, and accordingly, Ms. Horbach and Mr. Lister are not deemed to be the beneficial owner thereof. Drew Lewis and Roger S. Penske are limited partners in Gulfstream Partners, and Roger S. Penske is a limited partner in Gulfstream Partners II, L.P. There are other limited partners in each of MBO-IV, Gulfstream Partners and Gulfstream Partners II, L.P., none of which is otherwise affiliated with the Company or FLC Partnership, L.P.

(4) Shares are beneficially owned by an irrevocable trust for the benefit of certain members of Mr. Rumsfeld's family. Mr. Rumsfeld disclaims beneficial ownership of such shares.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Pursuant to the Company's Restated Certificate of Incorporation, the Company's authorized capital stock consists of (i) 300,000,000 shares of Common Stock of which 75,581,184 shares will be issued and outstanding upon the consummation of the Offerings (assuming the Underwriters' over-allotment options are not exercised) and (ii) 20,000,000 shares of Preferred Stock, none of which will be issued and outstanding upon completion of the Offerings. All outstanding shares of Common Stock are, and the shares offered hereby will be, when issued and sold, validly issued, fully paid and nonassessable.

    After the consummation of the Offerings, the Forstmann Little Partnerships will beneficially own approximately 22.0% of the Common Stock (21.2% on a fully diluted basis) or 18.9% (18.3% on a fully diluted basis), assuming that the Underwriters' over-allotment options are exercised in full. After the Offerings, it is expected that the Forstmann Little Partnerships will continue to be the largest stockholders of the Company and, collectively, are likely to be able to influence the election of the Board of Directors of the Company and, in general, to affect the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets. See "Risk Factors--Control by Principal Stockholders; Limitations on Change of Control; Benefits to Principal Stockholders" and "Selling Stockholders".

COMMON STOCK

    Each holder of Common Stock is entitled to one vote for each share owned of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so, subject to any voting rights of holders of Preferred Stock to elect directors. Subject to the preferential rights of any outstanding series of Preferred Stock, and to the restrictions on payment of dividends imposed by the Credit Agreement, the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor, and will be entitled, after payment of all prior claims, to receive pro rata all assets of the Company upon the liquidation, dissolution or winding up of the Company. Holders of Common Stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for securities of the Company.

PREFERRED STOCK

    The authorized capital stock of the Company includes 20,000,000 shares of Preferred Stock, none of which are currently issued or outstanding. The Company's Board of Directors is authorized to divide the Preferred Stock into series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations or restrictions thereof, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. The Board of Directors could, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power of the holders of Common Stock and which could have certain anti-takeover effects. The Company has no present plans to issue any shares of Preferred Stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Restated Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law (the "DGCL"). The Restated Certificate of Incorporation and the By-Laws of the Company provide for indemnification, to the fullest extent permitted by the DGCL, of any person who is or was involved in any manner in any pending, threatened or completed investigation, claim or other proceeding by reason of the fact that such person is or was a director or officer of the Company or, at the request of the Company, is or was serving as a director or officer of another entity, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the investigation, claim or other proceeding. The Company and Gulfstream Delaware have entered into agreements to provide indemnification for the Company's directors and certain officers in addition to the indemnification provided for in the Restated Certificate of Incorporation and the By-Laws. These agreements, among other things, will indemnify the Company's directors and certain officers to the fullest extent permitted by Delaware law for certain expenses (including attorneys' fees) and all losses, claims, liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of the Company or another entity for which such person was serving as an officer or director at the request of the Company. There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company or any other entity as to which indemnification is being sought from the Company, and the Company is not aware of any pending or threatened litigation that may result in claims for indemnification by a director, officer, employee or other agent.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

    The Company is subject to the provisions of Section 203 ("Section 203") of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation's voting stock. Under Section 203, a business combination between the Company and an interested stockholder is prohibited unless it satisfies one of the following conditions: (i) the Company's Board of Directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, or (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by (a) persons who are directors and also officers and (b) employee stock plans, in certain instances) or (iii) the business combination is approved by the Board of Directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    The Restated Certificate of Incorporation provides for a classified Board of Directors consisting of three classes. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term and until their respective successors are elected and qualified. A director may only be removed with cause by the affirmative vote of the holders of a majority of the outstanding shares of capital stock entitled to vote in the election of directors.

LIMITATIONS ON CHANGES IN CONTROL

    The Restated Certificate of Incorporation provides for a classified Board of Directors consisting of three classes serving staggered three-year terms. The Restated Certificate of Incorporation also provides that a director may only be removed for cause by the affirmative vote of the holders of a majority of the shares entitled to vote for the election of directors. These provisions, when coupled with the provisions in the Restated Certificate of Incorporation and the Company's By-laws authorizing the Board of Directors to fill newly created directorship and vacancies on the Board of Directors, will preclude stockholders from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with their nominees. The foregoing provisions, the provisions authorizing the Board of Directors to issue Preferred Stock without stockholder approval, and the provisions of Section 203 of the DGCL, could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management.

    In addition, the Company's By-Laws establish advance notice procedures for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedures").

    The Stockholder Notice Procedures provide that only persons who are nominated by or at the direction of the Company's Board of Directors, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedures also provide that at an annual meeting only such business may be conducted as has been specified in the notice of the meeting given by, or at the direction of, the Company's Board of Directors (or any duly authorized committee thereof) or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting.

    Under the Stockholder Notice Procedures, notice of stockholder nominations to be made or business to be conducted at an annual meeting must be received by the Company not less than 60 days nor more than 90 days prior to the date of the annual meeting or, in the event that less than 70 days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, then notice must be received by the close of business on the tenth day following the day on which such notice was mailed or such public disclosure was made, whichever first occurs. Under the Stockholder Notice Procedures, notice of a stockholder nomination to be made at a special meeting at which directors are to be elected must be received by the Company not later than the close of business on the tenth day following the day on which such notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

TRANSFER AGENT

    The transfer agent for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                            VALIDITY OF COMMON STOCK

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004-1980, and for the Underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004-2498. Fried, Frank, Harris, Shriver & Jacobson renders legal services to Forstmann Little on a regular basis.

                                    EXPERTS

    The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Selling Stockholders have agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives, has severally agreed to purchase from the Selling Stockholders the respective number of shares of Common Stock set forth opposite its name below:

                                                                                                       NUMBER OF
                                                                                                       SHARES OF
                                                                                                        COMMON
                 UNDERWRITER                                                                             STOCK
---------------------------------------------------------------------------------------------------  -------------
    Goldman, Sachs & Co............................................................................
    Merrill Lynch, Pierce, Fenner & Smith
              Incorporated.........................................................................
    Morgan Stanley & Co. Incorporated..............................................................

                                                                                                     -------------
        Total......................................................................................     14,400,000
                                                                                                     -------------
                                                                                                     -------------

    Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such
price less a concession of $   per share. The U.S. Underwriters may allow, and
such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 3,600,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the International Offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Merrill Lynch International and Morgan Stanley & Co. International Limited.

    Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or
(b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

    In connection with the Offerings, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include overallotment and stabilizing transactions, and purchases to cover syndicate short positions created in connection with the Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Selling Stockholders in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of Common Stock sold in the Offerings for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

    The Selling Stockholders have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 2,160,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 14,400,000 shares of Common Stock offered. The Selling Stockholders have granted the International Underwriters a similar option to purchase up to an aggregate of 540,000 additional shares of Common Stock.

    The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, it will not offer, sell, contract to sell or otherwise dispose of or file a registration statement (other than a registration statement on Form S-8 with respect to an employee benefit plan) with respect to any Common Stock, or any securities of the Company (other than pursuant to employee stock option and incentive plans and agreements, upon conversion of outstanding convertible securities or grants of options to directors) which are substantially similar to the Common Stock or any other securities which are exercisable or exchangeable for, convertible into or whose exercise or settlement price is derivable from the price of Common Stock or any such securities substantially similar to such securities, without the prior written consent of the representatives of the Underwriters.

    The Selling Stockholders have agreed not to offer, sell or otherwise dispose of any Common Stock for a period of 90 days after the date of the Offerings without the prior written consent of the representatives of the Underwriters, except for certain transfers to immediate family members, trusts for the benefit of a Selling Stockholder and his or her immediate family, charitable foundations and controlled entities so long as the transferee agrees to be bound by the foregoing restrictions.

    The Common Stock is listed on the NYSE under the symbol "GAC".

    The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

    This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the International Offering, to persons located in the United States.

                       [DESCRIPTION OF INSIDE BACK COVER]

                            Photo of The Gulfstream V


                               THE GULFSTREAM V.

                         AN ACHIEVEMENT SO REMARKABLE,
                    IT HAS RECEIVED THE SAME HONOR AS THE
                 GREATEST NAMES IN AMERICAN AVIATION HISTORY.


THE ROBERT J. COLLIER TROPHY CHARTER      PREVIOUS TROPHY WINNERS INCLUDE:

TO RECOGNIZE "THE GREATEST                ORVILLE WRIGHT          UNITED STATES AIR FORCE
ACHIEVEMENT IN AERONAUTICS OR             NASA                    GENERAL DYNAMICS
ASTRONAUTICS IN AMERICA, WITH             CHARLES YEAGER          ROCKWELL INTERNATIONAL
RESPECT TO IMPROVING THE                  BOEING                  VOYAGER MISSION TEAM
PERFORMANCE, EFFICIENCY AND SAFETY        JOHN GLENN              U.S. NAVAL RESEARCH LABORATORY
OF AIR OR SPACE VEHICLES, THE             NEIL ARMSTRONG          MARTIN MARIETTA
VALUE OF WHICH HAS BEEN THOROUGHLY        LOCKHEED                UNITED STATES ARMY
DEMONSTRATED BY ACTUAL USE DURING THE                             NORTHROP CORPORATION
PRECEDING YEAR."

On behalf of our Gulfstream V(R) owners,
employees, shareholders, revenue share
partners and suppliers, we would like to              THE WORLD STANDARD.-TM-
thank the National Aeronautic Association                    GULFSTREAM
for this high honor.

GAC
listed
NYSE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           -----
Available Information.................           2
Incorporation of Certain Documents by
  Reference...........................           2
Prospectus Summary....................           4
Risk Factors..........................          11
The Company...........................          15
Use of Proceeds.......................          15
Price Range of Common Stock and
  Dividend Policy.....................          16
Capitalization........................          17
Selected Financial Data...............          18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................          20
Business..............................          27
Management............................          39
Selling Stockholders..................          44
Description of Capital Stock..........          46
Validity of Common Stock..............          48
Experts...............................          49
Underwriting..........................         U-1

                               18,000,000 SHARES

                              GULFSTREAM AEROSPACE
                                  CORPORATION

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                                 --------------

                                     [LOGO]
                                 --------------

                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER

                      REPRESENTATIVES OF THE UNDERWRITERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the estimated expenses to be borne by the Company, in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions.

SEC registration fee (actual)..................................  $  265,450
NASD fees (actual).............................................      30,500
Transfer agent and registrar fee and expenses..................      10,000
Accounting fees and expenses...................................     150,000
Legal fees and expenses........................................     500,000
Blue Sky expenses and counsel fees.............................      10,000
Printing and engraving expenses................................     250,000
Miscellaneous..................................................     284,050
                                                                 ----------
Total..........................................................  $1,500,000
                                                                 ----------
                                                                 ----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Restated Certificate of Incorporation and By-Laws of the Company provide for indemnification, to the fullest extent permitted by the DGCL, of any person who is or was involved in any manner in any threatened, pending or completed investigation, claim or other proceeding, by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another entity, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the investigation, claim or other proceeding. The By-Laws also provide that the Company shall advance expenses to a director or officer upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the Company.

    Article SIXTH of the Restated Certificate of Incorporation provides that directors of the Company shall not, to the fullest extent permitted by the DGCL, be liable to the Company or any of its stockholders for monetary damages for any breach of fiduciary duty as a director. The Restated Certificate of Incorporation also provides that if the DGCL is amended to permit further elimination or limitation of the personal liability of directors, then the liability of the directors of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

    The Company and Gulfstream Delaware have entered into agreements to indemnify the Company's directors and officers in addition to the indemnification provided for in the Restated Certificate of Incorporation and By-Laws. These agreements, among other things, indemnify the Company's directors and officers to the fullest extent permitted by Delaware law for certain expenses (including attorney's fees), liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of the Company or an affiliate of the Company.

    Policies of insurance are maintained by the Company under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

    The form of Underwriting Agreements filed as Exhibit 1.1 hereto provides for the indemnification of the Company, its controlling persons, its directors and certain of its officers by the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

ITEM 16. EXHIBITS

EXHIBITS                                      DESCRIPTION
---------  ---------------------------------------------------------------------------------

   1.1 --  Proposed Form of Underwriting Agreements.*

   2.1 --  Stock Purchase Agreement, dated as of February 12, 1990, between Electrospace
           Holding, Inc. and GA Acquisition Corp. (Incorporated herein by reference to
           Exhibit 2.1 of Registrant's Registration Statement on Form S-1, No. 333-09897).

   4.1 --  The Restated Certificate of Incorporation of the Company. (Incorporated by
           reference to Exhibit 3.1 of Registrant's Quarterly Report on Form 10-Q for the
           quarter ended September 30, 1996).

   4.2 --  The Restated By-Laws of the Company. (Incorporated herein by reference to Exhibit
           3.2 of Registrant's Quarterly Report on Form 10-Q for the quarter ended September
           30, 1996).

   4.3 --  Specimen Form of Company's Common Stock Certificate. (Incorporated herein by reference to Exhibit 4.1 of Registrant's Registration Statement on Form S-1, No.
           333-09897).

   5.1 --  Opinion of Fried, Frank, Harris, Shriver & Jacobson.*

  23.1 --  Consent of Deloitte & Touche LLP.*

  23.2 --  Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1).

  24.1 --  Powers of Attorney (contained on signature page).

  27.1 --  Financial Data Schedule--Fiscal 1997. (Incorporated by reference to Exhibit 27.1 of Registrant's Annual Report on Form 10-K for the year ended December 31, 1997).

  27.2 --  Restated Financial Data Schedule--Fiscal 1996 and Third Quarter 1996.
           (Incorporated by reference to Exhibit 27.2 of Registrant's Annual Report on Form
           10-K for the year ended December 31, 1997).

  27.3 --  Restated Financial Data Schedule--First, Second and Third Quarter 1997.
           (Incorporated by reference to Exhibit 27.3 of Registrant's Annual Report on Form
           10-K for the year ended December 31, 1997).

------------------------

*   Filed herewith.

ITEM 17. UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraphs (1)(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933 each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective;

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, Gulfstream Aerospace Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Savannah, the State of Georgia on the 20th day of April, 1998.

                                GULFSTREAM AEROSPACE CORPORATION

                                BY:              /s/ Chris A. Davis
                                     -----------------------------------------
                                                   Chris A. Davis
                                             EXECUTIVE VICE PRESIDENT,
                                              CHIEF FINANCIAL OFFICER
                                                   AND SECRETARY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chris A. Davis, Ira Berman, and Sandra J. Horbach his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments and a registration statement registering additional securities pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with, all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all his said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

  /s/ Theodore J. Forstmann     Chairman of the Board;
------------------------------    Director                     April 20, 1998
    Theodore J. Forstmann

    /s/ W.W. Boisture, Jr.      Executive Vice President;
------------------------------    Director                     April 20, 1998
      W.W. Boisture, Jr.

                                Executive Vice President,
                                  Chief Financial Officer
      /s/ Chris A. Davis          and Secretary; Director
------------------------------    (Principal Financial         April 20, 1998
        Chris A. Davis            Officer and Principal
                                  Accounting Officer)

     /s/ James T. Johnson       President and Chief
------------------------------    Operating Officer;           April 20, 1998
       James T. Johnson           Director

      /s/ Bryan T. Moss         Vice Chairman of the Board;
------------------------------    Director                     April 20, 1998
        Bryan T. Moss

          SIGNATURE             TITLE                               DATE
------------------------------  ---------------------------  -------------------

    /s/ Robert A. Anderson      Director
------------------------------                                 April 20, 1998
      Robert A. Anderson

                                Director
------------------------------
      Charlotte L. Beers

   /s/ Thomas D. Bell, Jr.      Director
------------------------------                                 April 20, 1998
     Thomas D. Bell, Jr.

      /s/ Lynn Forester         Director
------------------------------                                 April 20, 1998
        Lynn Forester

  /s/ Nicholas C. Forstmann     Director
------------------------------                                 April 20, 1998
    Nicholas C. Forstmann

    /s/ Sandra J. Horbach       Director
------------------------------                                 April 20, 1998
      Sandra J. Horbach

    /s/ Henry A. Kissinger      Director
------------------------------                                 April 20, 1998
      Henry A. Kissinger

        /s/ Drew Lewis          Director
------------------------------                                 April 20, 1998
          Drew Lewis

    /s/ Mark H. McCormack       Director
------------------------------                                 April 20, 1998
      Mark H. McCormack

     /s/ Michael S. Ovitz       Director
------------------------------                                 April 20, 1998
       Michael S. Ovitz

     /s/ Allen E. Paulson       Director
------------------------------                                 April 20, 1998
       Allen E. Paulson

     /s/ Roger S. Penske        Director
------------------------------                                 April 20, 1998
       Roger S. Penske

     /s/ Colin L. Powell        Director
------------------------------                                 April 20, 1998
       Colin L. Powell

     /s/ Gerard R. Roche        Director
------------------------------                               April 20, 1998
       Gerard R. Roche

          SIGNATURE             TITLE                               DATE
------------------------------  ---------------------------  -------------------
    /s/ Donald H. Rumsfeld      Director
------------------------------                                 April 20, 1998
      Donald H. Rumsfeld

     /s/ George P. Shultz       Director
------------------------------                                 April 20, 1998
       George P. Shultz

    /s/ Robert S. Strauss       Director
------------------------------                                 April 20, 1998
      Robert S. Strauss

                               INDEX TO EXHIBITS

EXHIBITS                                                                                  PAGE
---------                                                                                 -----

   1.1 --  Proposed Form of Underwriting Agreements.*

   2.1 --  Stock Purchase Agreement, dated as of February 12, 1990, between
           Electrospace Holding, Inc. and GA Acquisition Corp. (Incorporated herein by reference to Exhibit 2.1 of Registrant's Registration Statement on Form
           S-1, No. 333-09897).

   4.1 --  The Restated Certificate of Incorporation of the Company. (Incorporated by
           reference to Exhibit 3.1 of Registrant's Quarterly Report on Form 10-Q for
           the quarter ended September 30, 1996).

   4.2 --  The Restated By-Laws of the Company. (Incorporated herein by reference to
           Exhibit 3.2 of Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).

   4.3 --  Specimen Form of Company's Common Stock Certificate. (Incorporated herein by reference to Exhibit 4.1 of Registrant's Registration Statement on Form
           S-1, No. 333-09897).

   5.1 --  Opinion of Fried, Frank, Harris, Shriver & Jacobson.*

  23.1 --  Consent of Deloitte & Touche LLP.*

  23.2 --  Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit
           5.1).

  24.1 --  Powers of Attorney (contained on signature page).

  27.1 --  Financial Data Schedule--Fiscal 1997. (Incorporated by reference to
           Exhibit 27.1 of Registrant's Annual Report on Form 10-K for the year ended
           December 31, 1997).

  27.2 --  Restated Financial Data Schedule--Fiscal 1996 and Third Quarter 1996.
           (Incorporated by reference to Exhibit 27.2 of Registrant's Annual Report on Form 10-K for the year ended December 31, 1997).

  27.3 --  Restated Financial Data Schedule--First, Second and Third Quarter 1997.
           (Incorporated by reference to Exhibit 27.3 of Registrant's Annual Report on Form 10-K for the year ended December 31, 1997).

------------------------

*   Filed herewith.